FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February , 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

GOLD FIELDS

JPMorgan

EDWARD NATHAN
& FRIEDLAND
CORPORATE LAW ADVISERS & CONSULTANTS
EDWARD NATHAN & FRIEDLAND (PTY) LTD
(REGISTRATION NUMBER 1999/026464/07)

JPMorgan

PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
Action required
1.
If you are in any doubt as to the action that you should take, please consult your broker, banker, accountant, legal adviser or other professional adviser immediately.
2.
If you have sold or otherwise disposed of all your shares in Gold Fields Limited ("Gold Fields"), this circular, together with the attached form of proxy (blue), should be handed to the purchaser of such shares, or to the broker, banker or agent through whom the disposal was effected.
3.
Certificated shareholders and shareholders who hold dematerialised shares and have elected "own name" registration in the sub-register through a Central Securities Depository Participant ("CSDP") who are unable to attend the general meeting of shareholders of Gold Fields, to be held at 09:00 on Monday, 8 March 2004 at the registered office of Gold Fields, 24 St Andrews Road, Parktown, 2193, but wish to be represented thereat, should complete and return the attached form of proxy (blue) in accordance with the instructions contained therein to the transfer secretaries of Gold Fields, Computershare Limited or Capita Registrars, so as to be received by not later than 09:00 (South African time) on Friday, 5 March 2004.
4.
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Shareholders who hold dematerialised shares through a CSDP or broker, other than those in "own name", and who wish to attend the general meeting must request their CSDP or broker to provide them with a Letter of Representation or should advise their CSDP or broker as to what action they wish to take. This must be done in terms of the agreement entered into between them and the CSDP or broker. Shareholders who have dematerialised their shares, other than those in "own name", must not complete and return the attached form of proxy.
Gold Fields Limited
(Incorporated in the Republic of South Africa)
(Registration number 1968/004880/06)
Share code: GFI
ISIN: ZAE000018123
("Gold Fields" or "the Company")
CIRCULAR TO SHAREHOLDERS
relating to:

the sale of Gold Fields' South African gold mining and related ancillary businesses and assets to GFI Mining South Africa Limited ("GFI-SA") a wholly-owned subsidiary of Gold Fields;
the advance of a loan in the amount of R4 139 million from Mvelaphanda Gold (Proprietary) Limited ("Mvela Gold"), a wholly-owned subsidiary of Mvelaphanda Resources Limited, (the "GFI-SA Loan") to GFI-SA , the purpose of which is to discharge, in part, the amount payable by GFI-SA for the South African gold mining assets and business operations acquired by it from wholly-owned subsidiaries of Gold Fields;
the acquisition by Mvela Gold of a 15 per cent interest in GFI-SA (the "GFI-SA Shares") by means of a subscription for shares for cash at a subscription price of R4 139 million on the date upon which the GFI-SA Loan is repaid or, at Mvela Gold's election, on the date upon which the GFI-SA Loan becomes repayable;
the right of either Mvela Gold or Gold Fields to require the exchange of the GFI-SA Shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields, and incorporating
a notice of a general meeting of shareholders; and
a form of proxy for certificated and own name dematerialised shareholders.
The GFI-SA Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the account or benefit of US persons (as defined in Regulation 5 under the Securities Act).
Financial adviser
Corporate law advisers and consultants
Transactional sponsor
Reporting accountants and auditors

Date of issue of the circular: 14 February 2004

Corporate information
Company secretary
Cain Farrel
24 St Andrews Road
Parktown, 2193
Registered Office
24 St Andrews Road
Parktown, 2193
Financial adviser and transactional sponsor
JP Morgan
1 Fricker Road, corner Hurlingham Road
Illovo, 2196
(PO Box 934, Johannesburg, 2000)
Corporate law advisers and consultants to Gold Fields
Edward Nathan & Friedland (Proprietary) Limited
(Registration number 1999/026464/07)
4th Floor, The Forum
2 Maude Street
Sandown, 2196
Commercial bankers
The Standard Bank of South Africa Limited
Transfer secretaries
Republic of South Africa
Computershare Limited
(Registration number 2000/006082/06)
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)
United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Reporting accountants and auditors
PricewaterhouseCoopers Inc.
(Registration number 1998/012055/21)
2 Eglin Road
Sunninghill, 2157
(Private Bag X36, Sunninghill, 2157)

Action required by shareholders
This circular is important and requires your immediate attention. The action you need to take is set out below. The definitions commencing on page 5 of this circular have been used in this section.
If you are in any doubt as to what action to take, consult your broker, attorney or other professional advisor immediately.
1.
IF YOU HAVE DEMATERIALISED YOUR GOLD FIELDS SHARES WITHOUT "OWN NAME" REGISTRATION:
1.1
Voting at the general meeting
Your CSDP/broker is obliged to contact you in the manner stipulated in your agreement with such CSDP/broker to ascertain how you wish to cast your vote at the general meeting and thereafter to cast your vote in accordance with your instructions.
If you have not been contacted, it would be advisable for you to contact your CSDP/broker and furnish it with your voting instructions,
If your CSDP/broker does not obtain voting instructions from you, they will be obliged to vote in accordance with the instructions contained in the agreement concluded between you and your CSDP or broker.
You should not complete the attached form of proxy (blue).
1.2
Attendance and representation at the general meeting
In accordance with the mandate between you and your CSDP or broker, you must advise your CSDP or broker if you wish to attend the general meeting or send a proxy to represent you at the general meeting and your CSDP or broker will issue the necessary letter of authority for you or your proxy to do so.
2.
IF YOU HAVE NOT DEMATERIALISED YOUR GOLD FIELDS SHARES OR YOU HAVE DEMATERIALISED YOUR GOLD FIELDS SHARES WITH "OWN NAME" REGISTRATION:
Voting, attendance and representation at general meeting
You may attend the general meeting in person.
Alternatively, you may appoint a proxy to represent you at the general meeting by completing the attached form of proxy (blue) in accordance with the instructions it contains and return it to the transfer secretaries by no later than 09:00 (South African time) on Friday, 5 March 2004.
3.
IF YOU HAVE DISPOSED OF YOUR GOLD FIELDS SHARES
If you have disposed of any Gold Fields shares, this circular, together with the attached form of proxy (blue), should be handed to the purchaser of such shares or the broker or other agent who disposed of your Gold Fields shares for you.
If you wish to dematerialise your Gold Fields shares, please contact your broker.

Contents
Page
Corporate information
Inside front cover
Action required by shareholders
1
Important dates and times
4
Definitions
5
Circular to shareholders
1.
Introduction
9
2.
Background and rationale for the transaction
9
3.
Internal Reorganisation of Gold Fields
10
4.
The Transaction
10
4.1 The GFI-SA Loan 10
4.2 Share subscription and exchange 10
4.3 Financing of GFI-SA Loan 11
4.4 Lock-in period 12
4.5 Covenants in favour of Mvela Resources 13
5.
Participation of the BEE Consortium
13
6.
Use of sale proceeds by Gold Fields
14
7.
The specific issue of shares for cash
14
8.
Pro forma financial effects of the transaction on Gold Fields
14
9.
Conditions precedent
15
10.
General meeting and shareholder approval
16
10.1 General meeting 16
10.2 Shareholder approval 16
11.
Name, address and incorporation of Gold Fields and GFI-SA
16
12.
Share capital
17
12.1 Capitalisation of Gold Fields 17
12.2 Capitalisation of GFI-SA 17
12.3 Major shareholders 17
12.4 Share price history 17
13.
Directors
18
14.
The business of Gold Fields and its subsidiaries
20
15.
Prospects for Gold Fields
20

Page
16.
Financial information on GFI-SA
21
17.
Financial information on Gold Fields
21
18.
Compliance with King Code
21
19.
General
25
19.1 Litigation statement 25
19.2 Expert's consent 25
20.
Directors' opinion and recommendations and undertakings
26
21.
Directors responsibility statement
26
22.
Documents available for inspection
26
Annexure 1
Report of the independent reporting accountants on the pro forma financial information of Gold Fields Limited (comprising the pro forma financial effects, balance sheet and income statement) before and after the Transaction
27
Annexure 2
Pro forma income statement and balance sheet of Gold Fields Limited before and after the Transaction
29
Annexure 3
Report of the independent reporting accountants on the report of historical financial information in respect of GFI Mining South Africa Limited 31
Annexure 4
Report on historical financial information of GFI Mining South Africa Limited 33
Annexure 5
Gold Fields' resource and reserve statement 53
Annexure 6
Share price history of Gold Fields Limited 55
Notice of a general meeting of shareholders
57
Form of proxy
Attached

Important dates and times
2004
Last day to lodge forms of proxy for the general meeting to be received by 09:00 on Friday, 5 March
General meeting of shareholders, to be held at 09:00 at the registered office of Gold Fields, 24 St Andrews Road, Parktown, 2193, South Africa, on
Monday, 8 March
Announcement regarding results of general meeting of shareholders released on SENS Monday, 8 March
Press announcement regarding results of general meeting of shareholders published on Tuesday, 9 March
Notes:
1.
The definitions set out on pages 5 to 8 apply to the information on this page.
2.
All times shown in this circular are South African local times.
3.
Any change to the above dates and times will be advised by notification in the press and over SENS.
4.
Copies of this circular may be obtained from:
- Gold Fields Limited;
- Computershare Limited,
at the addresses set out on the inside front cover.

Definitions
In this circular and its annexures, unless otherwise indicated:
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the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and vice versa, words signifying one gender include the other genders, and references to a person include references to juristic persons and associations of persons and vice versa;
all monetary values are in South African Rand and cents unless otherwise stated; and
all times indicated are South African local times.
"Act" the Companies Act, 1973 (Act 61 of 1973), as amended;
"ADSs" American Depositary Shares, each representing one Gold Fields share;
"announcement date"
26 November 2003, being the date upon which the detailed joint cautionary giving details of the Transaction was published over SENS;
"articles" the articles of association of Gold Fields;
"Banks"
iNdwa Investments Limited (registration number 2002/013434/06) which RMB has undertaken will fulfil all its obligations in terms of the Commercial Bank Loan, failing which, RMB will step into its place, and Barclays Bank plc, South Africa Branch;
"BEE Letter of Undertaking"
the Broad-Based Socio Economic Empowerment Letter of Undertaking entered into between Gold Fields and Mvela Resources, details of which are reflected in paragraph 2;
"bps" basis points;
"Commercial Bank Loan"
the amount of approximately R1 349 million to be lent and advanced by the Banks to Mvela Gold to partially finance the GFI-SA Loan;
"Beatrix"
Beatrix Mining Ventures Limited (registration number 1946/020743/06) incorporated in South Africa and a wholly-owned subsidiary of Gold Fields;
"BEE consortium"
community-based development trusts, start-up broad based empowerment mining companies and women and youth empowerment groupings who will be invited by Mvela Resources to participate in the Transaction on the basis outlined in paragraph 5;
"board of directors"
the board of directors of Gold Fields as listed on page 9 of this circular, acting in terms of the articles;
"certificated shares"
Gold Fields shares which have not yet been dematerialised in terms of STRATE and title to which is represented by a share certificate or other document of title;
"certificated shareholders" shareholders who hold certificated shares;
"circular"
this bound document, dated 14 February 2004, including the annexures, the notice of general meeting and the attached form of proxy;
"conditions precedent" the conditions precedent to which the Transaction is subject, as reflected in paragraph 9;
"covenants agreement"
the agreement entered into between Gold Fields, Mvela Gold, Mvela Resources and GFI-SA, in relation to GFI-SA as described more fully in paragraph 4.5;
"CSDP" a Central Securities Depository Participant;
"dematerialised shares" Gold Fields shares which have been dematerialised through a CSDP or broker;

"dematerialised shareholders" shareholders who hold dematerialised shares;
"directors" the directors of Gold Fields;
"Driefontein"
Driefontein Consolidated (Proprietary) Limited (registration number 1993/002956/07) incorporated in South Africa and a wholly-owned subsidiary of Gold Fields;
"Empowerment Interest"
Mvela Gold's right and obligation to subscribe for 15 per cent of the issued share capital of GFI-SA;
"general meeting"
the general meeting of shareholders to be held at 09:00 on Monday, 8 March 2004, at the registered office of Gold Fields, 24 St Andrews Road, Parktown;
"Gold Fields"
Gold Fields Limited (registration number 1968/004880/06), incorporated in South Africa with its primary listing on the JSE under the symbol "GFI". Gold Fields shares are also listed on the Official List of the UK Listing Authority and traded on the LSE and are listed on the Premier March of Euronext Paris and the SWX Swiss Exchange. Gold Fields' ADSs are traded in the United States on the NYSE under the symbol "GFI". Gold Fields' International Depositary Shares are listed on Euronext Brussels;
"Gold Fields group" Gold Fields and its subsidiary companies;
"Gold Fields Preference Shares"
R200 million of redeemable preference shares to be subscribed for by GFL Mining Services in Mezz SPV;
"Gold Fields preference share the agreement entered into between GFL Mining Services, Gold Fields and Mezz SPV subscription agreement"
pursuant to which GFL Mining Services is to subscribe for preference shares in Mezz SPV for a total consideration of R200 000 000 (two hundred million Rand) details of which are reflected in paragraph 4.3.1.2;
"Gold Fields shares"
ordinary shares having a par value of 50 cents each in the issued ordinary share capital of Gold Fields;
"GFI-SA"
GFI Mining South Africa Limited (registration number 2002/031431/06) incorporated in South Africa and a wholly-owned subsidiary of Gold Fields, which will be converted into a private company;
"GFI-SA Loan"
the loan of R4 139 million to be lent and advanced by Mvela Gold to GFI-SA, details of which are reflected in paragraph 4.1;
"GFI-SA Loan agreement"
the loan agreement entered into, inter alia, between GFI-SA, Gold Fields and Mvela Gold in respect of the GFI-SA Loan;
"GFI-SA Shares"
ordinary shares having a par value of R1.00 each to be subscribed for by Mvela Gold, representing 15 per cent of the issued ordinary share capital of GFI-SA;
"GFL Mining Services"
GFL Mining Services Limited (registration number 1997/019961/06), a public company incorporated in South Africa;
"HDSA's" historically disadvantaged South Africans;
"IDC"
Industrial Development Corporation of South Africa Limited (incorporated in South Africa in accordance with the Industrial Development Act (Act No. 22 of 1944), as amended, with registration number 1940/015201/06);
"IFC"
the International Finance Corporation (an international organisation established by Articles of Agreement between its member nations), a member of the World Bank Group;
"internal reorganisation"
the internal reorganisation of the Gold Fields group, details of which are reflected in paragraph 3;

"JP Morgan"
J.P. Morgan Securities South Africa (Proprietary) Limited (registration number 1996/015112/07) incorporated in South Africa;
"JSE" JSE Securities Exchange South Africa;
"Kloof "
Kloof Gold Mining Company Limited (registration number 1964/004462/06) incorporated in South Africa and a wholly-owned subsidiary of Gold Fields;
"last practicable date" 6 February 2004, being the last practicable date prior to finalisation of this circular;
"Lock-in period" the time period reflected in paragraph 4.4;
"LSE" London Stock Exchange Limited;
"Mezzanine Financiers" collectively, the IFC, PIC, GFL Mining Services, IDC, RMB and JPMorgan;
"Mezzanine Finance" the finance referred to in paragraph 4.3.1.2;
"Minerals Act"
the Mineral and Petroleum Resources Development Act (Act No 28 of 2002), as amended;
"Mining Charter"
the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry;
"Mvela Gold"
Mvelaphanda Gold (Proprietary) Limited (registration number 2003/013950/07), incorporated in South Africa and a wholly-owned subsidiary of Mvela Resources;
"Mvela Holdings"
Mvelaphanda Holdings (Proprietary) Limited (registration number 1997/021524/07) incorporated in South Africa;
"Mezz Preference Shares"
R300 million, R100 million and R50 million of redeemable preference shares in Mezz SPV to be subscribed for by IDC, RMB and JPMorgan, respectively;
"Mezz SPV"
Micawber 325 (Proprietary) Limited (registration number 2002/016188/07) incorporated in South Africa the ordinary shares of which are owned by the Mezzanine Financiers in proportion to their initial contributions;
"Mezz SPV Loan"
the aggregate amount of approximately R1 100 million to be lent and advanced by Mezz SPV to Mvela Gold to partially finance the GFI-SA Loan;
"Mvela Resources"
Mvelaphanda Resources Limited (registration number 1980/001395/06), incorporated in South Africa, the ordinary shares of which are listed on the JSE;
"nacs" nominal annual compounded semi-annually;
"NYSE" the New York Stock Exchange;
"PIC"
the Public Investment Commissioners, constituted in terms of the Public Commissioners Act, 1984 (Act No. 45 of 1984), as amended;
"PIC put option agreement"
the agreement dated 13 February 2004 entered into between GFL Mining Services, Gold Fields and PIC in terms of which GFL Mining Services will acquire PIC's rights and obligations in respect of the tranche of R150 million lent and advanced by PIC to Mezz SPV (including its pro rata share of any security therefor) under an agreement in terms of which PIC will lend and advance to Mezz SPV the aggregate amount of R250 million, details of which are reflected in paragraph 4.3.1.2, and in terms of which Gold Fields guarantees the obligations of GFL Mining Services;
"pre-emptive rights agreement"
the agreement dated 13 February 2004 entered into between Gold Fields, Mvela Gold and GFI-SA, details of which are reflected in paragraph 4.2.5;

"reorganisation agreement"
the agreement dated 25 July 2003 entered into between Beatrix, Driefontein, Kloof, GFL Mining Services, Gold Fields and GFI-SA, in terms of which Beatrix, Driefontein and Kloof will sell their businesses and related ancillary assets to GFI-SA, as amended;
"RMB"
Rand Merchant Bank, a division of FirstRand Bank Limited (registration number 1929/001225/06) incorporated in South Africa;
"SENS" the Securities Exchange News Service;
"shareholders" holders of Gold Fields shares from time to time;
"South Africa" the Republic of South Africa;
"STRATE"
STRATE Limited (registration number 1998/022242/06), which operates the clearing and settlement system used by the JSE;
"subscription and share the subscription and share exchange agreement entered into by GFI-SA, Mvela Gold and Gold Fields as described more fully in paragraph 4.2;
exchange agreement"
"transfer secretaries" in South Africa, Computershare Limited and in the United Kingdom, Capita Registrars; and
"Transaction"
the transaction summarised in paragraph 1, the terms of which are more fully described in this circular.

Gold Fields Limited
(Incorporated in the Republic of South Africa)
(Registration number 1968/004880/06)
Share code: GFI
ISIN: ZAE000018123
("Gold Fields" or "the Company")
Directors
C M T Thompson (Canadian) (Chairman)*
G R Parker (USA)*
A J Wright (Deputy Chairman)*
R L Pennant-Rea (UK)*
I D Cockerill (CEO, UK)
P J Ryan*
G J Gerwel* T M G Sexwale *
N J Holland (CFO, UK)
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B R van Rooyen*
J M McMahon (UK)* C I von Christierson*
*Non-executive
Circular to shareholders
1.
INTRODUCTION
On 26 November 2003, Gold Fields and Mvela Resources announced over SENS that they had reached an agreement in terms of which Mvela Gold will, subject to the fulfilment of the conditions precedent, acquire a 15 per cent beneficial interest in the South African gold mining assets and business operations of Gold Fields, for a consideration of R4 139 million, payable in cash. In terms of the Transaction, subject to the fulfilment of the conditions precedent:
Mvela Gold will advance the GFI-SA Loan to GFI-SA;
Mvela Gold will subscribe for the GFI-SA Shares for a consideration of R4 139 million; and
either Mvela Gold or Gold Fields will have the right at any time during the one year period after the expiration of the Lock-in period to require the exchange of the GFI-SA Shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields.
This circular sets out the details of the Transaction and the ordinary resolutions that require approval by shareholders to enable the Transaction to be implemented.
2.
BACKGROUND AND RATIONALE FOR THE TRANSACTION
As part of the process of transforming the South African economy, both Gold Fields and Mvela Resources have identified the need to increase the interests of HDSAs in the ownership structure of Gold Fields. In addition, the scorecard attached to the Mining Charter has specified an HDSA ownership target of 15 per cent of all South African mining assets (equity or attributable units of production) within five years.
Gold Fields and Mvela Resources believe that the Transaction encompasses both the spirit and letter of the Mining Charter on a basis which is commercially sustainable for both Gold Fields and Mvela Resources. It also represents a major milestone for transformation in South Africa. Together, Gold Fields and Mvela Resources will, on the basis set out more fully in the BEE Letter of Undertaking, proactively address the broader requirements of the Mining Charter necessary to achieve this transformation. These include, employment equity, empowerment procurement and the involvement of women and HDSA individuals at various levels of management. The BEE Letter of Undertaking is supplemented by a letter providing objective BEE deliverables capable of being monitored over a fixed period.

Mvela Resources is a broad based mining empowerment company managed and controlled by Mvela Holdings. The direct and indirect shareholders and beneficiaries in Mvela Resources include numerous established broad based BEE investment companies, several trusts representing various HDSAs, several community based trusts and local charities.
Mvela Resources has undertaken to further broaden BEE participation in the Transaction on the basis outlined in paragraph 5.
From Gold Fields' perspective, the Transaction not only satisfies a significant aspect of the Mining Charter but is also undertaken on commercial terms and for fair value, allowing Gold Fields to utilise the consideration it receives to further grow its operations.
3.
INTERNAL REORGANISATION OF GOLD FIELDS
Beatrix, Driefontein and Kloof will sell all their respective South African gold mining and related ancillary businesses and assets including:
3.1
the Beatrix mine;
3.2
the Driefontein mine; and
3.3
the Kloof mine,
to GFI-SA, for an aggregate purchase consideration equal to the book value of the assets and businesses sold. This internal reorganisation, which is expected to become effective on 23 February 2004, creates one entry point for BEE participation and facilitates the financing of the Transaction by establishing a single entity which will house the businesses and assets which are the subject of the Transaction thus allowing proximity to underlying cash flows.
4.
THE TRANSACTION
4.1
The GFI-SA Loan
4.1.1
Mvela Gold will lend and advance the GFI-SA Loan to GFI-SA. GFI-SA will apply the full proceeds of the GFI-SA Loan towards the discharge of the purchase consideration owing pursuant to the internal reorganisation.
4.1.2
Mvela Gold will raise the amount of R4 139 million in the manner outlined in paragraph 4.3.
4.1.3
The GFI-SA Loan will carry an interest rate of 95 bps over the 5 year swap curve, payable semi-annually in arrears, fixed at the time of advance. The indicative rate as at the last practicable date was 10.93 per cent per annum. The GFI-SA Loan is repayable after five years.
4.1.4
Each of Gold Fields, Gold Fields Guernsey Limited and Gold Fields Australia (Proprietary) Limited will, jointly and severally, guarantee the obligations of GFI-SA under the GFI-SA Loan to Mvela Gold.
4.1.5
Provision has been made for early repayment of the GFI-SA Loan:
4.1.5.1
prior to the expiry of the five year period, at the election of Gold Fields, together with the present value of the outstanding interest obligations; or
4.1.5.2
on the occurrence of an event of default by Gold Fields, in which event the present value of the outstanding interest also becomes payable, and which will, in the circumstances described in paragraph 4.1.5.1, result in an early subscription by Mvela Gold for the GFI-SA Shares. If, in the circumstances described in paragraph 4.1.5.2, the GFI-SA Loan is not repaid timeously and in full, Mvela Gold is entitled, but not obliged, to subscribe for the GFI-SA Shares.
4.2
Share subscription and exchange
4.2.1
Mvela Gold has entered into the subscription and share exchange agreement with GFI-SA in terms of which it undertakes to subscribe for the GFI-SA Shares for a subscription price of R4 139 million on the date upon which the GFI-SA Loan referred to above is repaid or, at Mvela Gold's election, becomes repayable in accordance with its terms.

4.2.2
Detailed life of mine valuations have shown that the South African gold mining and ancillary businesses and assets acquired by GFI-SA pursuant to the internal reorganisation represent approximately 70 per cent of Gold Fields' total value as at 10 June 2003. As such, the subscription price for the GFI-SA Shares was determined with reference to this percentage of Gold Fields' market capitalisation, based on the volume weighted average traded price of Gold Fields shares over the 30 business days prior to 10 June 2003, being the date upon which details of this Transaction were first announced.
4.2.3
It is contemplated that at any time during the one year period after the expiration of the Lock-in period either Mvela Gold or Gold Fields will have the right to require the exchange of the GFI-SA Shares in return for the issue of new Gold Fields shares.
4.2.4
The GFI-SA Shares will be exchanged for ordinary shares of an equivalent value in Gold Fields if the right referred to in paragraph 4.2.3 is exercised and on a basis which is consistent with the valuation method applied when the terms of the Transaction were first agreed and announced. Provision will be made for Gold Fields and Mvela Resources to agree on the values for the purposes of the exchange failing which, the values will be determined by an independent third party.
4.2.5
Gold Fields has a pre-emptive right in respect of any other dispositions of the GFISA Shares by Mvela Gold and in respect of any subsequent disposition by Mvela Gold of the Gold Fields shares into which the GFI-SA Shares are exchanged, as set out in the pre-emptive rights agreement.
4.2.6
The rights of Mvela Gold and Gold Fields to require the exchange in terms of paragraph 4.2.3 will fall away if the shares in GFI-SA are listed on any recognised stock exchange.
4.3
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Financing of GFI-SA Loan
4.3.1
Mvela Gold will finance the GFI-SA Loan as follows:
4.3.1.1
through a loan of approximately R1 349 million, lead arranged and underwritten by the Banks. The Commercial Bank Loan will carry a fixed interest rate of 95 bps over the 5 year amortising swap curve with capital and interest serviced semi-annually in arrears. The Commercial Bank Loan will be repaid in full over five years using the interest receipts from the GFI-SA Loan. The exact quantum of the Commercial Bank Loan may change based on any changes in interest rates between the announcement date and the date of advance;
4.3.1.2 through the Mezz SPV Loan to be lent and advanced by the Mezz SPV funded by:
the Gold Fields Preference Shares. The rate on the Gold Fields Preference Shares will be equal to 7.8 per cent (nacs) and will be serviced semi-annually in arrears. The prime interest rate will be fixed for the term of the Gold Fields Preference Shares as at the announcement date. The rate on the Gold Fields Preference Shares will increase to 9.6 per cent on the outstanding balance including accrued dividends, if Mezz-SPV fails to pay any portion of the Gold Fields preference dividends timeously. The Gold Fields Preference Shares will have a term of five years;
the Mezz Preference Shares. The rate on the Mezz Preference Shares will be equal to 14.25 per cent (nacs) and dividends will roll-up for five years. The Mezz preference dividend is higher than the Gold Fields' preference dividend since these Mezz Preference Shares will not be serviced for five years;
R100 million and the Rand equivalent of US$28 million (approximately R200 million) to be lent and advanced by the PIC and the IFC respectively at an interest rate of 14.25 per cent (nacs), which will roll-up for five years; and
a further R150 million lent by the PIC at an interest rate of 14.25 per cent (nacs) rolled up for five years, secured by a right to put all of PIC's rights and obligations under this loan together with its underlying security to Gold Fields at a price equal to the rolled-up value of the loan, net of the fee referred to below (the "Guarantee Fee") if the PIC's security is less than this rolled-up value. The PIC will pay Gold Fields a Guarantee Fee equal to 3.75 per cent per annum of the rolled-up value of the loan, on the date on which the loan is repayable to PIC.

All Mezzanine Finance will be repayable at the end of five years;
4.3.1.3
through the proceeds of the subscription by Mvela Resources for ordinary shares in Mvela Gold following the issue of equity by Mvela Resources for the balance of the finance being approximately R1 690 million. Gold Fields will subscribe for ordinary shares in Mvela Resources to the value of at least R100 million, at the book-build price established under the equity capital raising.
4.3.2
The Mezz SPV loan will be secured as follows:
4.3.2.1
by a cession of Mvela Gold's right to the issue of the GFI-SA Shares and the right to exchange the GFI-SA Shares for an issue of new Gold Fields shares referred to in paragraph 4.2; and
4.3.2.2
by a guarantee of R200 million from Mvela Resources for the benefit of the Mezzanine Financiers (other than GFL Mining Services) secured by a cession and pledge of all the ordinary shares in Mvela Gold in the event that the security referred to above is exhausted.
4.3.3
The Commercial Bank Loan will be secured by a cession of Mvela Gold's rights under the GFI-SA Loan.
Other than the guarantee from Mvela Resources referred to in paragraph 4.3.2.2, there is no further recourse against Mvela Resources in respect of the Mezz SPV Loan.
4.3.4
The Transaction is illustrated in the following diagram:
1
Mvela Resources will raise approximately R1 790 million pursuant to an equity capital raising of which approximately R1 690 million will be utilised to fund a portion of the GFI-SA Loan. The balance of R100 million will be utilised to settle Transaction costs.
4.4
Lock-in period
It is Mvela Resources' intention to be a long-term investor in Gold Fields. Accordingly, Mvela Resources has undertaken to procure that Mvela Gold will not dispose of the Empowerment Interest until the earlier of the expiration of five years or the date upon which the GFI-SA Loan becomes repayable.
12
Mvela Resources
GFI-SA
Mvela Gold
Banks
Gold Fields
Equity R1 790m
1
Equity of approximately R1 690m
Mezz
SPV
Mezz
Preference
Shares
R450m
Gold Fields
Preference
Shares
R200m
R200m
Guarantee
Loan R1 100m
Loans from
PIC and IFC
R450m
Share subscription
R4 139m
Direction of cash flow
Commercial Bank Loan -
approximately R1 349 m
Loan R4 139m
Grants put
for PIC
loan of
R150m

4.5
Covenants in favour of Mvela Resources
In order to safeguard Mvela Gold's rights in relation to GFI-SA, Gold Fields and Mvela Gold have concluded the covenants agreement, the most important provisions of which include:
4.5.1
the right of Mvela Gold to appoint 2 nominees out of a maximum of 7 directors on the GFI-SA board;
4.5.2
the right of Mvela Gold to appoint 2 members on each of GFI-SA's Operations Committee and Transformation Committee. The latter committee is to be set up to monitor compliance with GFI-SA's Mining Charter and transformation commitments;
4.5.3
"tag along" rights in the event that Gold Fields sells a controlling interest in GFI-SA after Mvela Gold acquires the GFI-SA Shares. Prior to such date, Gold Fields will need the prior consent of Mvela Resources and the Mezzanine Financiers to dispose of any of its shares in GFI-SA;
4.5.4
an agreement to use GFI-SA as the exclusive vehicle for all South African gold mining and exploration opportunities. Accordingly, each of Mvela Resources and Gold Fields will be required to first offer to GFI-SA all South African gold mining or gold exploration opportunities presented to it or any member of the Gold Fields group. If, during the Lock-in period, GFI-SA wishes to pursue any such opportunity, it may at its discretion finance the opportunity by utilising its internal resources, shareholder loans from Gold Fields on commercial terms or external debt. After the Lock-in period, any failure by Mvela Gold to fund its participation in such opportunity will result in a dilution of Mvela Gold's interest in GFI-SA;
4.5.5
the requirement that Mvela Resources consents to the disposal by GFI-SA of the whole or substantially the whole of its undertaking or of any of its material assets;
4.5.6
an undertaking from Gold Fields to procure that GFI-SA and its subsidiaries shall manage their cashflows and resources in a manner which is not likely to materially adversely affect their financial position;
4.5.7
the prior approval of Mvela Gold for any material intra-group and other related party transactions entered into by GFI-SA. No such approval will, however, be required for:
4.5.7.1
movements of cash between GFI-SA and other Gold Fields group companies subject to the proviso that any distribution of cash funded by external borrowings are adjusted for in the valuation referred to in paragraph 4.2.4 prior to Gold Fields or Mvela Gold exercising their rights to exchange the GFI-SA Shares for shares in Gold Fields; and
4.5.7.2
the provision by GFI-SA of guarantees to third parties for the obligations of other Gold Fields group companies, essentially to cover the raising of bank debt;
4.5.8
the prior approval by Mvela Gold for any changes to the constituent documents of GFI-SA, or the creation of different classes of capital in GFI-SA or a variation of the rights attaching to the issued share capital thereof;
4.5.9
4.5.10
during the Lock-in period and thereafter for so long as Mvela Gold holds not less than 10 per cent of the issued equity shares in GFI-SA, should Gold Fields elect to increase the effective ownership by HDSAs in GFI-SA, other than in terms of employee incentive schemes, Gold Fields will first offer Mvela Resources the opportunity to increase its interest in GFI-SA. This arrangement is intended to facilitate a move by Gold Fields towards fulfilment of the Mining Charter requirement that mining companies achieve 26 per cent HDSA ownership (equity or attributable units of production) within 10 years; and
the covenants referred to above will endure for the Lock-in period and for so long as Mvela Gold holds at least 10 per cent of the issued share capital of GFI-SA, save for that referred to in paragraph 4.5.5 which shall only endure until such time as Mvela Gold subscribes for the GFI-SA Shares.
5.
PARTICIPATION OF THE BEE CONSORTIUM
5.1
Currently, Mvela Resources is regarded as being a broad based BEE company. However, Mvela Resources has undertaken to facilitate the participation of a number of additional broad based BEE groups in the Transaction. This broad based BEE Consortium will predominantly include community-based development trusts, start-up broad based empowerment mining companies and women and youth empowerment groupings.

5.2
Pursuant to the Transaction, Mvela Resources has agreed to establish a trust (the beneficiaries being the BEE Consortium) and to issue to this trust 7.5 million warrants on or about the closing date of the Transaction. The warrants will be exercisable by the trust into 7.5 million shares in Mvela Resources at a price of R35 per share at the end of 5 years from closing of the Transaction.
5.3
The rationale for Mvela Resources is that it will enhance the HDSA component of its shareholder base, which shall in future permit Mvela Resources to conclude additional value enhancing transactions.
5.4
In addition, a number of established BEE mining and investment groups will be invited to participate in the Mvela Resources equity capital raising alongside the other participants.
6.
USE OF SALE PROCEEDS BY GOLD FIELDS
6.1
Gold Fields intends to use the proceeds arising from the sale of assets to GFI-SA to finance growth opportunities in the Gold Fields group.
6.2
Insofar as local growth opportunities are concerned, a portion of the proceeds could be applied to fund projects including Kloof Extension area below 42 level and the Driefontein drop down project below 50 level. Any such funding will be via shareholder loans on commercial terms.
6.3
Insofar as international growth opportunities are concerned, a portion of the proceeds could be used to fund further organic growth at existing assets, late stage exploration projects and acquisitions.
7.
THE SPECIFIC ISSUE OF SHARES FOR CASH
In terms of the Transaction, 15 per cent of the ordinary share capital of GFI-SA will be issued to Mvela Gold for an aggregate consideration of R4 139 million on the date upon which the GFI-SA Loan is repaid or, at Mvela Gold's election, becomes repayable in accordance with its terms. In terms of Rule 3.35 of the JSE Listings Requirements a listed company is required to obtain the specific approval of its shareholders before any major unlisted subsidiary of that listed company undertakes an issue of shares for cash that would materially dilute the listed company's percentage interest in the equity of that subsidiary.
The GFI-SA Shares to be issued to Mvela Gold will rank pari passu with the ordinary shares of GFI-SA already in issue.
Based on the current issued ordinary share capital of GFI-SA, 150 new GFI-SA Shares will be issued to Mvela Gold in order to provide it with a 15 per cent shareholding. The issue of the GFI-SA Shares to Mvela Gold does not constitute an affected transaction in terms of the Rules of the Securities Regulation Panel.
The shareholder resolution in terms of which this authority will be granted (ORDINARY RESOLUTION NUMBER 1) is reflected in the attached notice of general meeting.
8.
PRO FORMA FINANCIAL EFFECTS OF THE TRANSACTION ON GOLD FIELDS
The pro forma financial effects of the Transaction set out below are based on Gold Fields' audited results for the year ended 30 June 2003.
The pro forma financial effects have been prepared for illustrative purposes only to provide information of how the Transaction may have impacted on the results and financial position of Gold Fields. Because of their nature, the pro forma financial effects may not give a fair reflection of Gold Fields' financial position at 30 June 2003, after the Transaction or the effect on future earnings.

Before
1
After
2
Percentage
cps
cps
Change
Headline earnings per share
3
507 528 4.1
Earnings per share
3
626 647 3.4
Net asset value per share
4
2 394 3 052 27.15
¯
¯
¯
¯
Tangible net asset value per share
4
2 353 3 011 28.10
Notes:
1.
Extracted from the audited consolidated financial statements of Gold Fields for the year ended 30 June 2003.
2.
Pro forma financial effects after the Transaction.
3.
In relation to the pro forma earnings and headline earnings it is assumed that:
(a)
the Transaction was effective on 1 July 2002;
(b)
Gold Fields invested funds as follows:
R200 million in Mezz SPV redeemable preference shares earning dividends at 65 per cent of the prime lending rate of 12 per cent;
R100 million in Mvela Resources ordinary shares. It has been assumed that no dividend was received from Mvela Resources;
(c)
the proceeds from the loan of R4 139 million were invested at a rate of 8 per cent before tax until such time as specific growth opportunities are identified;
(d)
the interest paid on the debt portion of the loan was calculated at a before tax interest rate of 10.93 per cent; and
(e)
normal taxation applicable to mining companies has been applied, in addition to a release of a deferred tax asset of R108 million arising as a consequence of the Transaction.
4.
In relation to the pro forma net asset value and tangible net asset value it is assumed that:
(a)
the net asset values are adjusted to reflect the Transaction had it been effective on 30 June 2003;
(b)
the loan is classified as follows:
R1 702 million as debt, net of issuance cost; and
R2 422 million as equity, net of issuance cost;
(c)
A deferred tax asset of R681 million arises as a consequence of the Transaction.
5.
It should be noted that these pro forma financial effects show the pro forma effects of the Transaction prior to the repayment of the GFI-SA Loan.
9.
CONDITIONS PRECEDENT
The implementation of the Transaction is conditional, inter alia, upon:
9.1
the Gold Fields shareholders in general meeting passing the ordinary resolutions necessary to approve:
9.1.1
the specific issue to Mvela Gold of ordinary shares equal to 15 per cent of the issued share capital of GFI-SA for an aggregate subscription price of R4 139 million in five years time or, alternatively, on the date upon which the GFI-SA Loan is repaid or, at Mvela Gold's election, becomes repayable in accordance with its terms;
9.1.2
the allotment and issue of Gold Fields ordinary shares in exchange for the GFI-SA Shares should either Gold Fields or Mvela Gold exercise their right of exchange referred to in paragraph 4.2.3;
9.2
the shareholders of Mvela Resources in general meeting passing the special and ordinary resolutions necessary to approve:
9.2.1
an increase in the authorised share capital of Mvela Resources;
9.2.2
a specific issue of ordinary shares in terms of the equity capital raising referred to in paragraph 4.3.1.3, to domestic and international investors in order to raise the balance of the required financing for the Transaction;
9.2.3
the advance of a loan of R4 139 million by Mvela Gold to GFI-SA, the subsequent subscription by Mvela Gold for the GFI-SA Shares and any exchange of the GFI-SA Shares in return for the issue of new ordinary shares in Gold Fields; and
9.2.4
a specific issue of Mvela Resources warrants to the BEE consortium;

9.3
the registration of the special resolution regarding the increase in the authorised share capital of Mvela Resources by the Registrar of Companies; and
9.4
the raising of the balance of the required financing by Mvela Resources pursuant to a specific issue of shares for cash to domestic and international investors, by no later than 31 March 2004, or such later date as may be agreed between the parties to each of the agreements required to implement the Transaction.
10. GENERAL MEETING AND SHAREHOLDER APPROVAL
10.1  General meeting
Attached to this circular is a notice of a general meeting of shareholders to be held at the registered office of the Company, 24 St Andrews Road, Parktown, at 09:00 on Monday, 8 March 2004. The general meeting will be held for the purposes of considering the ordinary resolutions required to implement the Transaction. Certificated shareholders and own name dematerialised shareholders who are unable to attend the general meeting and who wish to be represented thereat are requested to complete and return the attached form of proxy to the transfer secretaries, by not later than 09:00 on Friday, 5 March 2004.
Other shareholders who hold dematerialised shares through a CSDP or broker and who wish to attend the general meeting must request their CSDP or broker to provide them with a letter of representation or must instruct their CSDP or broker to vote by proxy on their behalf in terms of the agreement entered into between such shareholders and their CSDP or broker.
10.2  Shareholder approval
In accordance with the JSE Listings Requirements, the specific issue of shares in GFI-SA to Mvela Gold for cash is subject to approval of a 75 per cent majority of the votes cast by all shareholders present or represented by proxy at the general meeting, excluding, if applicable, any parties and their associates participating in the specific issue.
The allotment and issue of shares in Gold Fields in exchange for the GFI-SA Shares should either of Gold Fields or Mvela Gold exercise their right of exchange referred to in paragraph 4.2.3, is subject to the approval by ordinary resolution passed by a majority of shareholders present or represented by proxy at the general meeting.
11. NAME, ADDRESS AND INCORPORATION OF GOLD FIELDS AND GFI-SA
11.2
11.1
Gold Fields was originally incorporated under the name East Driefontein Gold Mining Company Limited on 3 May 1968 and subsequently changed its name to Driefontein Consolidated Limited. With effect from 1 January 1998, a company formed on 21 November 1997, referred to in this paragraph as Original Gold Fields, acquired substantially all of the gold mining assets and interests previously held by Gencor Limited, Gold Fields of South Africa Limited, New Wits Limited and certain other shareholders in such companies. With effect from 1 January 1999, Driefontein Consolidated Limited acquired Original Gold Fields (which was subsequently renamed GFL Mining Services Limited) in a merger. Driefontein Consolidated Limited was renamed Gold Fields Limited on 10 May 1999, following the merger.
GFI-SA was incorporated under the name Newshelf 706 (Proprietary) Limited on 12 December 2002. On 1 July 2003 the company was converted into a public company. It has subsequently changed its name to GFI Mining South Africa Limited and it is intended to convert it back into a private company. The registered address and transfer office of GFI-SA is:

24 St Andrews Road
Parktown
2193

12. SHARE CAPITAL
12.1  Capitalisation of Gold Fields
All the Gold Fields shares in issue rank pari passu with each other and are fully paid. Any variation of rights attaching to such shares will require a special resolution of shareholders in general meeting in accordance with the articles.
Details of the Company's share capital are as follows:
At 31 December 2003
Authorised ordinary share capital
1 000 000 000 ordinary shares with a par value of 50 cents each R500 000 000
Issued ordinary share capital
491 147 202 ordinary shares with a par value of 50 cents each R245 573 601
Share premium R9 596 544
12.2  Capitalisation of GFI-SA
All the GFI-SA shares in issue rank pari passu with each other and are fully paid. Any variation of rights attaching to such shares will require a special resolution of shareholders in general meeting.
Details of GFI-SA's pro forma equity following the acquisition of the gold mining and related assets of Gold Fields pursuant to the internal reorganisation and before and after giving effect to the issue of shares for cash in terms of the Transaction is as follows:
At the last practicable date
Authorised ordinary share capital
1 000 ordinary shares with a par value of R1.00 each R1 000
Issued ordinary share capital prior to issue of shares for cash
850 ordinary shares with a par value of R1.00 each R850
Issued ordinary share capital after issue of shares for cash
1 000 ordinary shares with a par value of R1.00 each R1 000
12.3  Major shareholders
To the best knowledge of the directors and after reasonable enquiry, as at 30 September 2003, the spread of shareholders and those shareholders beneficially holding, directly or indirectly, 5 per cent or more of Gold Fields' shares was as follows:
Percentage
Number of shares
holding
Anglo American plc 98 467 758 20.8
Old Mutual Group 28 394 050 6.0
PIC 23 670 316 5.0
12.4  Share price history
The share price history of the Gold Fields' shares is reflected in Annexure 6.

13. DIRECTORS
13.1 The full names, current functions and addresses of the directors of Gold Fields are as follows:
Names
Functions
Addresses
Christopher M T Thompson Non-executive Chairman 24 St Andrews Road, Parktown, 2193
Alan J Wright Deputy Chairman 24 St Andrews Road, Parktown, 2193
Ian D Cockerill Chief Executive Officer 24 St Andrews Road, Parktown, 2193
Jakes G Gerwel Non-excecutive 24 St Andrews Road, Parktown, 2193
Nicholas J Holland Chief Financial Officer 24 St Andrews Road, Parktown, 2193
J Michael McMahon Non-executive 24 St Andrews Road, Parktown, 2193
Gordon R Parker Non-executive 24 St Andrews Road, Parktown, 2193
Rupert L Pennant-Rea Non-executive 24 St Andrews Road, Parktown, 2193
Patrick J Ryan Non-executive 24 St Andrews Road, Parktown, 2193
Tokyo M G Sexwale Non-executive 24 St Andrews Road, Parktown, 2193
Bernard R van Rooyen Non-executive 24 St Andrews Road, Parktown, 2193
Chris I von Christierson Non-executive 24 St Andrews Road, Parktown, 2193
13.2 The remuneration receivable by the directors of Gold Fields will not be varied as a consequence of the Transaction.
13.3
The directors' direct and indirect interests, beneficial and non beneficial in the share capital of Gold Fields as at 31 December 2003 were as follows:
Beneficial
Non-beneficial
Direct
Indirect
Direct
Indirect
Directors
Number Percentage
Number Percentage
Number Percentage
Number Percentage
C M T Thompson 155 000 0.03
A J Wright 135 690 0.03
I D Cockerill 62 000 0.01
J G Gerwel
N J Holland 20
                                    ¯             ¯                   ¯              ¯                  ¯             ¯
¯                 ¯               ¯             ¯                   ¯              ¯                  ¯             ¯
                                    ¯             ¯                   ¯              ¯                  ¯             ¯
¯                 ¯               ¯             ¯                   ¯              ¯                  ¯             ¯
¯                 ¯               ¯             ¯                   ¯              ¯                  ¯             ¯
¯                 ¯               ¯             ¯                   ¯              ¯                  ¯             ¯
¯                 ¯               ¯             ¯                   ¯              ¯                  ¯             ¯
¯                 ¯               ¯             ¯                   ¯              ¯                  ¯             ¯
                                    ¯             ¯                   ¯              ¯                  ¯             ¯
¯                 ¯               ¯             ¯                   ¯              ¯                  ¯             ¯
                                    ¯             ¯                   ¯              ¯                  ¯             ¯
                                    ¯             ¯                   ¯              ¯                  ¯             ¯
0.00
J M McMahon
G R Parker
R L Pennant-Rea
P J Ryan
T M G Sexwale
B R van Rooyen 59 276 0.01
C I von Christierson
The following table records details of the share options of the executive and non-executive directors as at
30 June 2003.
Executive directors
I D Cockerill
N J Holland
Total
Options held as at 30 June 2003 529 200 296 700 825 900
Average exercise price per share 45.38 36.14 42.06

Non-executive directors
Name
Number of
R
Total value of
share options
allocation
G J Gerwel 5 000 110.03 550 150
J M McMahon 21 000 43.70 917 700
10 000 110.03 1 100 300
G R Parker 25 000 43.70 1 092 500
10 000 110.03 1 100 300
R L Pennant-Rea 5 000 110.03 550 150
P J Ryan 25 000 43.70 1 092 500
10 000 110.03 1 100 300
T M G Sexwale 5 000 43.70 218 500
7 000 110.03 770 210
C M T Thompson 20 000 22.97 459 400
260 000 46.23 12 019 800
10 000 110.03 1 100 300
B R van Rooyen 25 000 43.70 1 092 500
10 000 110.03 1 100 300
C I von Christierson 19 000 43.70 830 300
10 000 110.03 1 100 300
A J Wright 25 000 43.70 1 092 500
10 000 110.03 1 100 300
13.4
None of the directors have any material beneficial interests, whether direct or indirect, in the Transaction, save that Tokyo M G Sexwale and Bernard R Van Rooyen are, respectively, the chairman of the board and a director of Mvela Resources.
13.5
The full names, current functions and addresses of the directors of GFI-SA are as follows:
Names
Functions
Addresses
Ian D Cockerill Executive Chairman 24 St Andrews Road, Parktown, 2193
Nicholas J Holland Executive Director 24 St Andrews Road, Parktown, 2193
Adele L Cleaver Executive Director 24 St Andrews Road, Parktown, 2193
James T Nkosi Executive Director 24 St Andrews Road, Parktown, 2193
Michael J Prinsloo Executive Director 24 St Andrews Road, Parktown, 2193
In addition, it is intended that Mvela Resources will appoint 2 directors to the board of GFI-SA once the Transaction becomes unconditional.
13.6  The remuneration receivable by the directors of GFI-SA will not be varied as a consequence of the Transaction.
13.7
The interests of the directors of GFI-SA, direct and indirect, beneficial and non-beneficial in the share capital of Gold Fields as at 31 December 2003 are as follows:

Beneficial
Non-beneficial
Direct
Indirect
Direct
Indirect
Directors
Number Percentage
Number Percentage
Number Percentage
Number Percentage
I D Cockerill 62 000
                                    ¯             ¯                   ¯              ¯                  ¯             ¯
¯                 ¯               ¯             ¯                   ¯              ¯                  ¯             ¯
¯                 ¯               ¯             ¯                   ¯              ¯                  ¯             ¯
¯                 ¯               ¯             ¯                   ¯              ¯                  ¯             ¯
                                    ¯             ¯                   ¯              ¯                  ¯             ¯
0.01
N J Holland 20 0.00
A L Cleaver
T J Nkosi
M J Prinsloo
13.8 None of the directors of GFI-SA have any material beneficial interests, whether direct or indirect, in the Transaction.
14. THE BUSINESS OF GOLD FIELDS AND ITS SUBSIDIARIES
Gold Fields is a significant producer of gold and a major holder of gold reserves in South Africa, Ghana and Australia. It is primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting, and also has strategic interests in pgm exploration. Gold Fields is currently the third largest gold producer in South Africa and one of the largest gold producers in the world on the basis of annual production.
The mining operations are located primarily in South Africa. It also owns the St. Ives and Agnew gold mining operations in Australia and has a 71.1 per cent interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Australia, China, Europe, North America and South America. Gold Fields owns 100 per cent of the Arctic Platinum Partnership in northern Finland, which is evaluating the economic potential of deposits of open pittable and underground platinum group metal mineralisation.
Gold Fields is one of the world's largest unhedged gold companies providing direct exposure to both the gold price and the underlying value and performance of the company. It is listed on the JSE with secondary listings on the London Stock Exchange, on Euronext in Paris and Brussels and SWX Swiss Exchange. The ADSs are listed on the New York Stock Exchange.
Gold Fields' operations are structured into two areas, namely the South African Operations and the International Operations. The South African Operations comprise the Driefontein, Kloof and Beatrix Mines. The International Operations comprise the Australia and Ghana operations, including the Tarkwa, Damang, St Ives and Agnew mines.
15. PROSPECTS FOR GOLD FIELDS
Health, safety, environment and community initiatives are ongoing throughout Gold Fields and the improvement to and implementation of the Full Compliance Safety Management System and ISO 14 001 accredited environmental management systems will play a central role in continually improving performance in all related aspects. Risk management and sustainable development is planned to play an even greater role in the way business is conducted and is being more fully integrated into planning, operating and reporting activities. Maintaining Gold Fields' license to operate requires pro-active dialogue with government and communities and to this end working towards fulfilling the requirements of the Mining Charter will be a key business imperative supporting Gold Fields' strategic thrust of truly transforming the South African operations.
Activity at Gold Fields' international operations is focused upon growth and optimizing assets in Ghana and Australia. The Tarkwa Mill expansion and owner mining projects announced on 9 May 2003 are well underway as is the optimization and expansion project at the St Ives mine in Western Australia announced on 20 November 2003. The Gold Fields group continues to expand exploration activity on both green-fields and brown-fields targets and has a presence in all the major gold provinces of the world. Furthermore the Arctic Platinum Project in Finland, which has a 12 million ounce PGM resource, is now at a feasibillty stage and if approved could provide another quality mining asset. The Gold Fields group announced on 19 December 2003 that it had signed a definitive Share Purchase Agreement to acquire 92 per cent of the voting shares of Sociedad Minera La Cima S.A. which owns the Cerro Corona in Peru. This copper gold deposit has reserves of 2.4 million ounces based upon a definitive feasibility study.
On the operational front South African gold production is expected to be maintained at current levels over the next 5 years. Average underground mined grades are expected to be at or around current levels over the next 5 years. Many of the older shafts' reserves are nearing depletion and these will be closed as and when they become uneconomic.

The operating environment, and in particular a relatively strong Rand, has put pressure on operating plans and has resulted in a re-structuring of the SA operations in line with lower received Rand gold prices. Lower priority capital at the South African operations has been deferred where necessary.
Achieving quality volumes is key to success and it is important to note that the SA operations, have planned to optimise square metres mined at higher productivity levels. The development strategy for the South Africa mines is unaltered and main development rates are planned to be maintained at current levels for F2004 but will be reduced over the following 4 years as shafts are depleted. Cost leadership and tight cost controls will thus continue to form an integral part of the operational strategy and are necessary to offset any additional input cost pressures and imposts and investing in cost reduction initiatives will continue in line with the Gold Fields group strategy of inward investment. The labour front will continue to be challenging from both an industrial relations and HIV/AIDS perspective.
16. FINANCIAL INFORMATION ON GFI-SA
The report of the independent reporting accountants on historical financial information and the historical financial information relating to the businesses and assets that will comprise GFI-SA following implementation of the reorganisation agreement are set out in Annexures 3 and 4 to this circular.
17. FINANCIAL INFORMATION ON GOLD FIELDS
17.1
The report of the independent reporting accountants on the pro forma financial effects, income statement and balance sheet of Gold Fields is set out in Annexure 1 to this circular.
17.2
The pro forma income statement and balance sheet in respect of Gold Fields are set out in Annexure 2 to this circular.
17.3
The Gold Fields' resource and reserve statement for the year ended 30 June 2003 is set out in Annexure 5 to this circular.
18. COMPLIANCE WITH KING CODE
Introduction
Gold Fields is committed to upholding good corporate governance in all of its business dealings in respect of its shareholders and relevant stakeholders. All board members are expected to act in a professional manner, thereby upholding the core values of integrity and enterprise with due regard to their fiduciary duties and responsibilities and in accordance with the Company's Code of Ethics.
The Company supports the recommendations of the 2002 King Report and is endeavouring to comply fully with the code of corporate practices and conduct.
Board of directors
Gold Fields has a unitary board structure with two executive directors and ten non-executive directors. The chairman is a non-executive director and majority of the non-executives are independent directors. Board members are aware of their duties and responsibilities as board members and the various legislation and regulations affecting their conduct, and the need to ensure that principles of good corporate governance are applied in all their dealings in respect, and on behalf, of the Company. The board retains full and effective control of the Gold Fields group and meets at quarterly intervals or more frequently, if required. All retire on a rotational basis and, if eligible, stand for re-election at the annual general meeting. Non-executive directors derive no benefits from the Company for their services as directors other than the fees and the share options reflected in paragraph 13. The non-executive directors are high-calibre professionals and make a significant contribution to the board's deliberations and decisions.
The directors have unrestricted access to the advice and services of the corporate secretary and the executive committee and are entitled to seek independent professional advice at Gold Fields' expense, should they need to do so.

Details of the directors are as follows:
Board of directors and executive committee
Executive directors
Ian D Cockerill (49)
BSc (Geology) Hons, London; MSc (Mining), Royal School of Mines.
Chief Executive Officer
Ian has been a director of Gold Fields since October 1999 and became chief executive officer on 1 July 2002. He was chief operating officer and managing director of Gold Fields from October 1999 to 30 June 2002. He has over 28 years of experience in the mining industry. Prior to joining Gold Fields he was the executive officer for Business Development and African International Operations for AngloGold Limited.
Nicholas J Holland (45)
B.Comm, BAcc, Witwatersrand; CA(SA)
Chief Financial Officer
Nick has been a director of Gold Fields since February 1998 and Executive director of finance since March 1998. On 15 April 2002 his title changed to chief financial officer. He has 24 years of experience in financial management. Prior to joining Gold Fields he was financial director and senior manager of corporate finance of Gencor Limited. He is also a director of Rand Refinery Limited, The Rand Mutual Assurance Company Limited, RMA Life Assurance Company Limited, Teba Bank Limited and Teba Controlling Company Limited.
Non-executive Directors
Christopher M T Thompson (55)
BA Rhodes; MSc (Management Studies), Bradford
Chairman
Chris has been a director of Gold Fields since May 1998 and chairman of the board since October 1998. He was the chief executive officer of Gold Fields from October 1998 to 30 June 2002. He has over 34 years of experience in the mining industry. He is also chairman and member of the executive committee of the World Gold Council, director of TeckCominco Corporation and a past director of the South African Chamber of Mines and of Business against Crime.
Alan J Wright (62)
CA(SA)
Deputy Chairman
Alan has been deputy chairman of Gold Fields since November 1997. Prior to September 1998, he was the chief executive officer of Gold Fields of South Africa Limited.
J Michael McMahon (57)
BSc (Mech. Eng), Glasgow
Michael has been a director of Gold Fields since December 1999. He serves as non-executive director of Impala Platinum Holdings Limited. Previously, he was chairman and an executive director of Gencor Limited and executive chairman and chief executive officer of Impala Platinum Holdings Limited.
Gordon R Parker (68)
BS, MS, Montana College of Mineral Science and Technology; MBA, Cape Town
Gordon has been a director of Gold Fields since May 1998. He is a director of Caterpillar Inc, and Phelps Dodge Corporation. Previously, he was chairman, President and chief executive officer of Newmont Mining Corporation.
Patrick J Ryan (66)
PhD (Geology), Witwatersrand
Pat has been a director of Gold Fields since May 1998. He is president and chief executive officer of Frontera Copper Corporation and a director of Fronteer Development Group Inc. He was previously the executive vice president, mining operations, development and exploration at Phelps Dodge Corporation.
Tokyo M G Sexwale (50)
Certificate in Business Studies, University of Botswana, Lesotho and Swaziland
Tokyo has been a director of Gold Fields since January 2001. He is chairman of Mvelaphanda Resources Limited, Northam Platinum Limited and Trans Hex Group Limited and a director of a number of other companies.

Bernard R van Rooyen (70)
BA, LLB, Witwatersrand
Bernard has been a director of Gold Fields since May 1998. He is the deputy chairman of Trans Hex Group Limited and a director of Mvelaphanda Resources Limited and Northam Platinum Limited.
Chris I von Christierson (56)
BComm, Rhodes; MA, Cambridge
Chris has been a director of Gold Fields since February 1999. He is the chairman of Rio Narcea Gold Mines Limited and Afri-Can Marine Minerals Corporation Limited and a Director of Southern Prospecting (UK) Limited.
Jakes G Gerwel (57)
DLitt and Phil (magna cum laude) Brussels
Jakes was appointed a director in August 2002. He is Chancellor of Rhodes University; Nelson Mandela Distinguished Professor in the Humanities at University of Cape Town and University of Western Cape, Chairman of Brimstone Investment Corporation and a director of a number of other companies.
Rupert L Pennant-Rea (55)
BA (Trinity College, Dublin); MA (Univ. of Manchester)
Rupert was appointed a director in July 2002. He is chairman of The Stationery Office Holdings Limited, Plantation and General Investments plc. He is a director of British American Tobacco plc, Sherrit International Corporation, First Quantum Minerals, Rio Narcea Gold Mines Limited and a number of other companies. Previously he was editor of The Economist and deputy governor of the Bank of England.
Executive Committee
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The Executive Committee comprises two executive directors and eight executive officers of the Gold Fields group. The two executive directors are the chief executive officer, as chairman of the committee, and the chief financial officer. This committee meets regularly to review the current performance of the Gold Fields group, develop strategy and policy proposals for consideration by the board and to implement its directives.
The board has established a number of standing committees comprised entirely of non-executive directors. These committees which include the Nominating and Governance, Audit, Compensation, Health, Safety and Environment committees operate with written terms of reference. The remuneration of non-executive directors for their services on the various committees has been approved by shareholders.
Nominating and Governance Committee
The Nominating and Governance Committee comprises C M T Thompson (Chairman), P J Ryan, T M G Sexwale and B R van Rooyen all of whom are non-executive directors. This committee is responsible for:
developing and implementing the Company's policy on corporate governance issues;
developing a policy and process for appointments to the board of directors;
identifying a successor to the chairman and chief executive officer; and
considering the mandate of board committees, selection and rotation of committee members and chairmen.
The Nominating and Governance Committee met once during the 2003 financial year.
Audit Committee
The Audit Committee, which comprises A J Wright (Chairman), G J Gerwel, R L Pennant-Rea, B R van Rooyen and C I von Christierson, inter alia, monitors and reviews:
the effectiveness of the Gold Fields group's information systems and other systems of internal control;
the effectiveness of the internal audit function;
the reports of both the external and internal auditors;
the quarterly and annual reports and specifically the annual financial statements including the 20 F included therein;
the accounting policies of the Gold Fields group and any proposed revisions thereto;
the external audit findings, reports and fees and the approval thereof; and
compliance with applicable legislation, requirements of regulatory authorities and the Company's Code of Ethics.

The audit committee sets the principles regarding the use of external auditors for non-audit services taking cognisance of all applicable legislative requirements.
The internal and external auditors have unrestricted access to the Audit Committee and its chairman, ensuring that their independence is in no way impaired. Meetings were held on five occasions during the 2003 financial year.
The Gold Fields group internal audit function is headed by the Senior Manager Internal Audit who reports directly to the Chairman of the Audit Committee.
Compensation Committee
The Compensation Committee comprises P J Ryan (Chairman), J M McMahon, G R Parker, C M T Thompson and A J Wright. This committee has established the Gold Fields group's compensation philosophy, the terms and conditions of employment of executive directors and other executives, including a short-term performance-linked bonus scheme and a long-term share incentive scheme. All executive directors are subject to normal employment contracts with the Gold Fields group's maximum exposure in this regard limited to two years' remuneration in the event of any executive director's services being terminated as a result of a take-over or merger. This committee met on a quarterly basis for the 2003 financial year.
Health, Safety and Environment Committee
The Health, Safety and Environment Committee meets on a quarterly basis and comprises J M McMahon (Chairman), G R Parker, T M G Sexwale and C I von Christierson. The committee seeks to minimise mining-related accidents and to ensure that the Gold Fields group's operations are in compliance with all environmental regulations and to establish policy in respect of HIV/AIDS and health matters.
This committee met on four occasions during the 2003 financial year.
Internal control
The board seeks to establish internal controls, which are reviewed regularly for effectiveness. These controls are designed to manage, rather than eliminate, the risk of failure, and provide reasonable, but not absolute, assurance that there is an adequate system of internal control in place.
Internal control is sought through the proper delegation of responsibility within a clearly defined approval framework, accounting procedures and adequate segregation of duties. The Gold Fields group's internal accounting controls and systems are designed to provide reasonable assurance as to the integrity of the financial statements and to safeguard, verify and maintain the accountability of its assets.
Internal auditors monitor the operation of the internal control systems and report findings and recommendations to the Audit Committee, the directors and management. Corrective action is taken to address deficiencies as and when they are identified. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the 2003 financial year.
Company Code of Ethics
The Company has a Code of Ethics, which applies to directors and employees across the group. The Code of Ethics requires all directors and employees to maintain the highest ethical standards in ensuring that the Gold Fields group's business practices are conducted in a manner which, in all reasonable circumstances, is beyond reproach. In addition, the Gold Fields group operates a closed period prior to the publication of its quarterly and year-end financial results during which period employees, directors and officers of the Gold Fields group may not deal in the shares of the Company. Where appropriate, this is also extended to other sensitive periods.
Risk management
Overall accountability for the total process of risk management vests with the board. The board recognised the need for an enterprise wide risk management approach as early as 2002 and augmented the risk management activities and processes which had been employed in the business at this time to align it with the recommendations contained in the 2002 King Report on corporate governance as well as other related requirements to which the Company was subject to, such as the Sarbanes-Oxley Act of 2002.

The risk management programme adopted by the Gold Fields group recognises that the organisation's focus remains on the management of all risks that could significantly affect the achievement of the organisation's objectives, including those related to the assurance of a safe working environment, the protection of assets, the continued generation of shareholder value and the maximisation of the risk reward relationship presented by strategic opportunities. The risk management process presently employed recognises that sustainable growth of a business is inextricably linked to risk and that the most successful companies in the sector will be those that identify and manage their risks holistically and in time. This can only help the Company to discharge its responsibilities to its customers, shareholders, employees, suppliers and the communities and society within which it operates.
Employment equity
The Gold Fields group has a formal Employment Equity Plan which is aligned with the requirements of the Employment Equity Act, and which has been approved by organised labour. The Plan includes numerical targets to be achieved over a five-year period, and Employment Equity Forums have been established at both group and operational level to implement the Employment Equity Plan and monitor progress. A sub-committee of the Group Employment Equity Forum will in future deal with discrimination related issues.
Corporate secretarial function
The corporate secretary is responsible for ensuring that the applicable rules and regulations for the conduct of the affairs of the board are complied with and for ensuring that all matters associated with its efficient operation are maintained.
In addition to his statutory duties, the corporate secretary is required to provide the board as a whole and the board members individually with detailed guidance as to how their responsibilities should be properly discharged in the best interests of the Company. Furthermore, the corporate secretary is required to provide a central source of guidance and advice to the board.
19. GENERAL
19.1  Litigation statement
Save as stated hereunder, there are no legal or arbitration proceedings involving Gold Fields or its subsidiaries that are pending or threatened, of which Gold Fields is aware, that may have or have had in the recent past (being at least the previous 12 months) a material effect on the Company's financial position.
On 6 May 2003, a lawsuit was filed by Zalumzi Singleton Mtwesi against Gold Fields in the State of New York. Mr. Mtwesi alleges that during the apartheid era he was subjected to human rights violations while employed by Kloof Gold Mining Company Limited, which at the time was a subsidiary of Gold Fields of South Africa Limited. Mr. Mtwesi filed the lawsuit on behalf of himself and as representative of all other victims and all other persons similarly situated. Mr. Mtwesi and the plaintiffs' class have demanded an order certifying the plaintiffs' class and compensatory damages from Gold Fields in the amount of $7 billion. A complaint has not been served on Gold Fields. Should the lawsuit proceed, defending it may be costly and time consuming and there can be no assurance that Gold Fields will be successful. If Gold Fields is unsuccessful in defending the lawsuit, considerable compensatory damages or other penalties may be imposed on Gold Fields which may have a material adverse effect on Gold Fields' business, operating results and financial conditions.
19.2  Expert's consent
PricewaterhouseCoopers has given, and has not withdrawn, its consent to the inclusion of its name and reports in this circular in the form and context in which they appear.

20. DIRECTORS' OPINION AND RECOMMENDATIONS AND UNDERTAKINGS
20.1
The directors are of the opinion that the Transaction is fair and reasonable and will be beneficial to shareholders. Although not a requirement in terms of the JSE Listings Requirements, the board of directors has obtained an opinion from JPMorgan to the effect that the terms of the Transaction, from a financial point of view, are fair and reasonable. Accordingly, the directors intend to vote in favour of the resolutions necessary to implement the Transaction and, as such, they advise shareholders to vote in favour of the resolutions contained in the attached notice of general meeting.
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20.2
Anglo American plc has given an undertaking to procure the exercise of the votes attaching to all the Gold Fields shares indirectly held by it in favour of the resolutions contained in the attached notice of general meeting, at the general meeting.
21. DIRECTORS RESPONSIBILITY STATEMENT
The Gold Fields directors, whose names appear in paragraph 18 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given in this circular and certify that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this circular false or misleading and that they have made all reasonable inquiries to ascertain such facts.
22. DOCUMENTS AVAILABLE FOR INSPECTION
Copies of the following documents will be available for inspection during normal business hours at the registered office of Gold Fields:
this circular;
     the Memorandum and Articles of Association of Gold Fields and of GFI-SA;
     the reorganisation agreement;
     the GFI-SA Loan agreement;
     the covenants agreement;
     the subscription and share exchange agreement;
     the BEE Letter of Undertaking;
     the Gold Fields preference share subscription agreement;
     the PIC put option agreement;
     the pre-emptive rights agreement;
 the written consents of advisers to Gold Fields to the publication of their names in this circular in the form and context in which they appear;
the audited annual reports of Gold Fields for the financial years ended 30 June 2000, 30 June 2001, 30 June 2002 and 30 June 2003;
 the opinion from JPMorgan referred to in paragraph 20 to the effect that the terms of the Transaction are fair and reasonable from a financial point of view;
     the undertaking from Anglo American plc dated 5 February 2004; and
 the reports of the reporting accountants relating to the pro forma financial information on Gold Fields and the historical information on GFI-SA.
By order of the board
C Farrel
Corporate secretary
Gold Fields Limited
14 February 2004

Annexure 1
Report of the independent reporting accountants on the pro forma financial information of Gold
Fields Limited (comprising the pro forma financial effects, balance sheet and income statement) before and after the Transaction
"The Directors
Gold Fields Limited
24 St Andrews Road
Parktown
2193
6 February 2004
Gentlemen
REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF GOLD FIELDS LIMITED ("GOLD FIELDS") BEFORE AND AFTER THE TRANSACTION
INTRODUCTION
We report on the unaudited pro forma balance sheet and income statement set out in Annexure 2 and on the financial effects ("the pro forma financial information") set out in paragraph 8 to the Circular to be dated on or about 14 February 2004.
The unaudited pro forma financial information has been prepared for illustrative purposes to provide information about how the proposed transaction, would have affected the results Gold Fields for the year ended 30 June 2003. Because of its nature, the unaudited pro forma financial information may not give a fair reflection of Gold Fields' financial position nor the effect of income going forward.
At your request, and for purposes of the Circular, we present our report on the unaudited pro forma financial information of Gold Fields in compliance with the Listings Requirements of the JSE Securities Exchange South Africa ("JSE").
RESPONSIBILITIES
The directors of Gold Fields are solely responsible for the preparation of the unaudited pro forma financial information to which this independent reporting accountants' report relates, and for the financial statements and financial information from which it has been prepared.
It is our responsibility to form an opinion on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed at their dates of issue.
BASIS OF OPINION
Our work, which did not involve any independent examination of any of the underlying financial information, consisted primarily of agreeing the unadjusted financial information to the published audited group results of Gold Fields for the year ended 30 June 2003, considering the evidence supporting the adjustments to the unaudited pro forma financial information, recalculating the amounts based on the information obtained and discussing the unaudited pro forma financial information with the directors of Gold Fields.
Because the above procedures do not constitute either an audit or a review made in accordance with statements of South African Auditing Standards, we do not express any assurance on the fair presentation of the unaudited pro forma financial information.

Had we performed additional procedures or had we performed an audit or review of the financial statements in accordance with statements of South African Auditing Standards, other matters might have come to our attention that would have been reported to you.
OPINION
In our opinion:
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the unaudited pro forma financial information has been properly compiled on the basis stated;
such basis is consistent with the accounting policies of Gold Fields; and
the adjustments are appropriate for the purposes of the unaudited pro forma financial information in terms of Section 8.30 of the JSE Listings Requirements.
Yours faithfully
PRICEWATERHOUSECOOPERS INC
Chartered Accountants (SA)
Registered Accountants and Auditors
Sunninghill"

Annexure 2
Pro forma income statement and balance sheet of Gold Fields Limited before and after the Transaction
The unaudited pro forma income statement and balance sheet has been prepared for illustrative purposes only to provide information on how the Transaction would have impacted on the results of Gold Fields Limited ("Gold Fields") for the year ended 30 June 2003 and the financial position of Gold Fields as at 30 June 2003. Because of its nature, the unaudited pro forma income statement and balance sheet may not give a fair reflection of Gold Fields' financial position nor the effect of income going forward.
Pro forma income statement
Before the
After the
transaction
Adjustments
transaction
Note 1
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Note 2
R'm
R'm
R'm
Turnover 13 892.8 13 892.8
Cost of sales 10 493.2
10 493.2
Net operating profit 3 399.6 3 399.6
Investment income 202.3 15.6 217.9
Finance expense (12.2) 124.7 112.5
Unrealised gain on financial instruments 324.1 324.1
Realised gain on financial instruments 136.8 136.8
Other income 33.9 33.9
Exploration expense (211.8) (211.8)
Profit on disposal of St Helena 121.7 121.7
Profit on sale of investments 479.7 479.7
Retirement health care obligations (26.7) (26.7)
Other (2.9) (2.9)
Profit before taxation 4 444.5 140.3 4 584.8
Mining and income tax (1 363.5) (41.9) (1 405.4)
Profit after taxation 3 081.0 98.4 3 179.4
Minority shareholders' interest (128.0) (128.00)
2 953.0 98.4 3 051.4
Earnings per share (cents) 626 647
Headline earnings per share (cents) 507 528
Notes:
1.
Extracted from the audited consolidated financial statements of Gold Fields for the year ended 30 June 2003.
2.
Represents the following adjustments arising as a consequence of the implementation of the Transaction:
(a) the Transaction was effective on 1 July 2002.
(b) Gold Fields invested funds as follows:
(i) R200 million in Mezz SPV redeemable preference shares earning dividends at 65 per cent of the prime lending rate of 12 per cent;
(ii) R100 million in Mvela Resources ordinary shares. It has been assumed that no dividend was received from Mvela Resources.
(c) the proceeds from the loan of R4 139 million were invested at a rate of 8 per cent before tax until such time as specific growth opportunities are identified.
(d) the interest paid on the debt portion of the loan was calculated at a before tax interest rate of 10.93 per cent; and
(e) normal taxation applicable to mining companies has been applied, in addition to a release of a deferred tax asset of R108 million arising as a consequence of the Transaction.
3.
It should be noted that this pro forma income statement reflects the pro forma effects of the Transaction prior to the repayment of the GFI-SA Loan.

Pro forma Balance Sheet
Before the
After the
transaction
Adjustments
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Note 1
Note 2
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ASSETS
Non-current assets
16 158.4
300.0
16 458.4
Property, plant and equipment 15 371.3 15 371.3
Investments in associate 11.1 11.1
Investments 501.0 300.0 801.0
Non-current asset 275.0 275.0
Current assets
3 059.5 3 824.1 6 883.6
Inventories 885.7 885.7
Accounts receivable 583.2 583.2
Deferred stripping costs 22.6 22.6
Unrealised gain on financial instruments 527.2 527.2
Cash and cash equivalents 1 040.8 3 824.1 4 864.9
Total assets
19 217.9 4 124.1 23 342.0
Equity and liabilities
Shareholders' equity per statement 11 295.5 3 103.1 14 398.6
Minority interest 668.2 668.2
Non-current liabilities
5 249.8 749.8 5 999.6
Deferred taxation 4 279.6 (680.7) 3 598.9
Long-term liabilities 164.2 1 430.5 1 594.7
Long-term provisions 806.0 806.0
Current liabilities
2 004.4 271.1 2 275.5
Accounts payable 1 181.0 1 181.0
Provisions 258.4 258.4
Taxation 405.3 405.3
Current portion of long-term liabilities 159.7 271.1 430.8
Total equity and liabilities
19 217.9 4 124.0 23 341.9
Net asset value per share (cents) 2 394 3 052
Tangible net asset value per share (cents) 2 353 3 011
1.
Extracted from the audited Gold Fields annual report for the year ended 30 June 2003.
2.
Represents the following adjustments arising as a consequence of the implementation of the Transaction:
(a) the Transaction is effective 30 June 2003
(b) the loan is classified for accounting purposes as follows:
(i) R1 702 million as debt, net of issuance cost
(ii) R2 422 million as equity, net of issuance cost.
(c) a deferred tax asset of R681 million arises.
(d) Gold Fields invests R200 million in Mezz SPV redeemable preference shares and R100 million in Mvela Resources ordinary shares.
3.
It should be noted that this pro forma balance sheet reflects the pro forma effects of the Transaction prior to the repayment of the GFI-SA Loan.

Annexure 3
Report of the independent reporting accountants on the report of historical financial information in respect of GFI Mining South Africa Limited
"The Directors
Gold Fields Limited
24 St Andrews Road
Parktown
2193
6 February 2004
Gentlemen
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Report of the independent reporting accountants on the report of historical financial information on the businesses and assets that will comprise GFI Mining South Africa Limited ("GFI-SA")
INTRODUCTION
On 10 June 2003, it was announced over SENS that subject to the fulfilment of conditions precedent, Gold Fields Limited ("Gold Fields") had entered into an agreement with Mvelaphanda Resources Limited ("Mvela Resources") in terms of which Mvela Resources will lend an amount of R4 139 million to GFI-SA funded in part by a specific issue of ordinary shares with the balance settled with debt and mezzanine finance.
At your request and for the purpose of the circular to be dated on or about 14 February 2004 (the "circular"), we present our report on the historical financial information presented in the Report of Historical Financial Information in respect of GFI-SA, included as Annexure 4 to the circular, in compliance with the Listings Requirements of the JSE Securities Exchange South Africa.
RESPONSIBILITIES
The compilation, contents and presentation of the circular and the Report of Historical Financial Information are the responsibility of the directors of Gold Fields. Our responsibility is to express an opinion on the historical financial information included in the Report of Historical Financial Information included in the circular.
SCOPE OF AUDIT
We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the historical financial information for the years ended 30 June 2001, 2002 and 2003 are free of material misstatement. Our work included:
examining, on a test basis, evidence supporting the amounts and disclosures of the above mentioned historical financial information. The evidence obtained included that previously obtained by us relating to the audit of the financial statements underlying the financial information;
assessing the accounting principles used and significant estimates made by management; and
evaluating the overall historical financial information presentation.

AUDIT OPINION
In our opinion, the historical financial information on the businesses and assets that will comprise GFI-SA relating to the years ended 30 June 2001, 2002 and 2003 included in the Report of Historical Financial Information fairly presents, in all material respects, for the purposes of the circular, the financial position of such businesses and assets at the above mentioned dates, and the results of its operations and cash flows for the periods then ended in accordance with current South African Statements of Generally Accepted Accounting Practice.
Yours faithfully
PRICEWATERHOUSECOOPERS INC
Chartered Accountants (SA)
Registered Accountants and Auditors
Sunninghill"

Annexure 4
Report on historical financial information of GFI Mining South Africa Limited
INTRODUCTION
On 26 November 2003, Gold Fields Limited ("Gold Fields") and Mvelaphanda Resources Limited ("Mvela Resources") announced that they had reached an agreement in terms of which a wholly owned subsidiary of Mvela Resources, Mvela Gold will, subject to the fulfilment of the conditions precedent, acquire a 15 per cent beneficial interest in the South African gold mining assets and business operations of Gold Fields, for a consideration of R4 139 million, payable in cash.
The historical financial information contained in this report relates to the businesses and assets which will comprise GFI-Mining South Africa Limited ("GFI-SA") following implementation of the reorganisation agreement and the accounting policies and notes to the financial statements therefore refer to GFI-SA.
BASIS OF PREPARATION
The financial information presented in this report has been extracted and compiled from the accounting records of Gold Fields used in the preparation of the audited consolidated annual financial statements of the Gold Fields Limited group for the three years ended 30 June 2003.
The South African gold mining assets and business operations which will be acquired by GFI-SA following implementation of the reorganisation agreement comprise the Beatrix mine, the Driefontein mine, the Kloof mine and related ancillary businesses. The following summarises the accounting and other principles which the directors have applied in preparing the financial information:
The financial information has been prepared by aggregating amounts included in the financial records of the South African gold mining assets and related ancillary businesses for all periods presented.
Transactions and balances between subsidiary undertakings included within the financial records have been eliminated.
Pricewaterhouse Coopers Inc acted as auditors to Gold Fields for the financial years covered by this report and reported without qualification for these periods.
COMMENTARY ON RESULTS
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Years ended 30 June 2003 and 2002
Net earnings for the year ended 30 June 2003 were R1 581.8 million compared to R2 174.3 million achieved for the 2002 financial year. The decrease was mainly due to lower earnings at the Beatrix and Driefontein mines of R440 million and R152 million, respectively. The lower earnings at Beatrix were due to an increase in taxation of R212 million as tax losses were fully utilised in the 2002 year and increased costs resulting from the higher volumes required to offset the lower grades encountered during the year. The Driefontein mine's results were similarly impacted by lower grades.
Years ended 30 June 2002 and 2001
Net earnings for fiscal 2002 were R2 174.3 million compared to a net loss of R806.9 million incurred for the 2001 financial year. The loss incurred in the 2001 financial year was mainly due to asset impairments at Beatrix 4 shaft and Kloof 8 and 9 shafts which amounted to R1 925.9 million and R131.0 million, respectively.
ACCOUNTING POLICIES
1.
BASIS OF PREPARATION
The following accounting policies adopted by GFI-SA are in accordance with International Financial Reporting Standards, South African Statements of Generally Accepted Accounting Practice and the South African Companies Act and are consistent with those applied in the previous year.

2.
FOREIGN CURRENCIES
Foreign currency transactions are recorded at the exchange rate ruling at the date of the transaction. Assets and liabilities designated in foreign currencies are translated at the exchange rate ruling at year-end. Gains and losses arising from these translations are recognised in earnings.
3.
PROPERTY, PLANT AND EQUIPMENT
3.1
Mine development and infrastructure
Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost of acquisition.
Expenditure incurred to evaluate and develop new orebodies, to define mineralisation in existing orebodies, to establish or expand productive capacity, is capitalised until commercial levels of production are achieved, at which times the costs are amortised as set out below.
Development of orebodies includes the development of shaft systems and waste rock removal. These costs are capitalised until the reef horisons are intersected and commercial levels of production can be realised on a sustainable basis. Subsequent to this, costs are capitalised if the criteria for recognition as an asset are met. Access to individual orebodies exploited by the group is limited to the time span of the group's respective mining leases.
Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalised to the date that the assets are substantially completed.
3.2
Mineral and surface rights
Mineral and surface rights are recorded at cost of acquisition. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, a write-down is effected against income in the period that such determination is made.
3.3
Land
Land is shown at cost and is not depreciated.
3.4
Amortisation and depreciation of mining assets
Amortisation is determined to give a fair and systematic charge in the income statement taking into account the nature of a particular ore body and the method of mining that ore body. Mining assets, including mine development and infrastructure costs and evaluation costs, are amortised over the lives of the mines using the units-of-production method, based on estimated proved and probable ore reserves above infrastructure.
Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.
Other mining plant and equipment is depreciated on a straight-line basis over their estimated useful lives.
3.5
Depreciation of non-mining assets
Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their expected useful lives as follows:
Vehicles: 20%
Computers: 33.3%
Furniture and equipment:       10%
3.6
Mining exploration
Expenditure on advances to companies solely for exploration activities, prior to evaluation is charged against income until the viability of the mining venture has been proven. Expenditure incurred on exploration "farm-in" projects is written off until an ownership interest has vested. Exploration expenditure to define mineralisation at existing ore bodies is considered mine development costs and is capitalised until commercial levels of production are achieved.

3.7
Impairment
Recoverability of the long-term assets of GFI-SA, which include development costs, is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and annually at the end of the fiscal year. To determine whether a long-term asset may be impaired, the estimate of future discounted cash flows, calculated on an area-of-interest basis, is compared to its carrying value. An area-of-interest is defined by GFI-SA as its lowest level of identifiable cash flows, generally an individual operating mine, including mines which are included in a larger mine complex.
Management's estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the GFI-SA's mining assets.
3.8
Leases
Operating leases are charged against income as incurred.
4.
DEFERRED TAXATION
Deferred taxation is calculated on the comprehensive basis using the balance sheet approach. Deferred taxation liabilities or assets are recognised by applying expected tax rates to the temporary differences existing at each balance sheet date between the tax values of assets and liabilities and their carrying amounts. These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled.
The principal temporary differences arise from depreciation on property, plant and equipment, provisions, unutilised capital allowances and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses and/or unutilised capital allowances are recognised to the extent it is probable that future taxable profit will be available against which the unused tax losses and/or unutilised capital allowances can be utilised.
5.
INVENTORIES
Inventories are valued at the lower of cost and net realisable value. Bullion on hand and gold-in-process represents production on hand after the smelting process.
Cost is determined on the following basis:
Gold on hand and gold-in-process is valued using the weighted average cost. Cost includes production, amortisation and related administration costs.
¯
¯
¯
Consumable stores are valued at weighted average cost, after appropriate provision for redundant and slow moving items.
Mineral rights not linked to any specific operation are valued at the lower of cost and net realisable value.
6.
FINANCIAL INSTRUMENTS
Financial instruments recognised on the balance sheet include cash and cash equivalents, investments, trade and other receivables, borrowings and trade and other payables. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.
6.1
Investments
Investments in unlisted companies for which fair value cannot be measured reliably are accounted for at cost, adjusted for write-downs where appropriate. Realised gains and losses are included in determining net income or loss.
Unrealised losses are included in determining net income or loss where a significant decline in the value of the investment, other than temporary, has occurred.
Investments in subsidiaries are accounted for at cost.

6.2
Derivative financial instruments
6.2.1
Gold
The company's general policy is to remain unhedged. However, hedges are sometimes undertaken on a project specific basis as follows:
to protect cash flows at times of significant expenditure,
for specific debt servicing requirements, and
to safeguard the viability of higher cost operations.
6.2.2
Currencies
The company may from time to time establish currency financial instruments to protect underlying cash flows.
All derivative financial instruments are recognised on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sales exemption. On the date a derivative contract is entered into, the group designates the derivative as (1) a hedge of the fair value of a recognised asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity or (4) are designated as derivatives and marked-to-market. Certain derivative transactions, while providing effective economic hedges under the group's risk management policies, do not qualify for hedge accounting.
Changes in fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recorded in earnings, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk.
Changes in fair value of a derivative that is highly effective, and that is designated as a cash flow hedge, are recognised directly in shareholder's equity. Amounts deferred in shareholder's equity are included in earnings in the same periods during which the hedged firm commitment or forecasted transaction affects earnings.
Hedges of net investment in foreign entities are accounted for similarly to cash flow hedges.
Recognition of derivatives which meet the criteria for the normal purchases normal sales exception under IFRS 39 or AC 133 is deferred until settlement.
Changes in the fair value of derivatives that are not designated as hedges or that do not qualify for hedge accounting are recognised in the income statement.
6.3
¯
¯
¯
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments with an original maturity of less than three months.
The carrying amount of cash and cash equivalents is stated at cost, which approximates fair value.
6.4
Trade receivables
Trade receivables are carried at anticipated realisable value. Estimates are made for doubtful debts based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.
7.
ASSOCIATES
The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20 per cent and 50 per cent of the voting equity. Associates are equity accounted from the effective dates of acquisition to the effective dates of disposal.
Results of associates are equity accounted from their most recent audited annual financial statements or unaudited interim financial statements. Any losses of associates are brought to account in the consolidated financial statements until the investment in such associates is written down to a nominal amount. Thereafter, losses are accounted for only insofar as GFI-SA is committed to providing financial support to such associates.

8.
PROVISIONS
Provisions are recognised when the company has a present obligation, legal or constructive, resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
9.
ENVIRONMENTAL OBLIGATIONS
Long-term environmental obligations are based on GFI-SA's environmental management plans, in compliance with current environmental and regulatory requirements.
Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Increases due to additional environmental disturbances are capitalised and amortised over the remaining lives of the mines.
Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are accounted for in earnings.
The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Increases in estimated costs are included in property, plant and equipment with the corresponding amount increasing the provision as appropriate. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean-up at closure.
Annual contributions are made to a dedicated rehabilitation trust fund to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. These annual contributions are calculated by taking the unfunded rehabilitation liability and dividing this amount by the remaining lives of the mines. The amounts contributed to this trust fund are included under non-current assets. Interest earned on monies paid to rehabilitation trust funds is accrued on an annual basis and is recorded as interest income.
10. EMPLOYEE BENEFITS
10.1 Pension and provident funds
GFI-SA operates a defined contribution retirement plan and contributes to a number of industry based defined contribution retirement plans. The retirement plans are funded by payments from employees and GFI-SA.
Contributions to defined contribution funds are charged against income as incurred.
The funds are governed by the Pension Fund Act of 1956, as amended.
10.2 Post-retirement health care costs
Medical cover is provided through a number of different schemes.
Post-retirement health care in respect of qualifying employees is recognised as an expense over the expected remaining service lives of the relevant employees.
GFI-SA has an obligation to provide medical benefits to certain of its pensioners and dependents of ex-employees. These liabilities have been provided in full, calculated on an actuarial basis. These liabilities are unfunded.
Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates.
11. REVENUE RECOGNITION
Revenue is recognised to the extent that it is probable that the economic benefits will flow to GFI-SA and the amount of revenue can be reliably measured.
11.1  Revenue arising from gold and silver sales is recognised when the risks and rewards of ownership pass to the buyer.
The price of gold and silver is determined by market forces.

11.2  Revenue from services is recognised over the period the services are rendered and is accrued for in the financial statements.
11.3  Dividends, which include capitalisation dividends, are recognised when the right to receive payment is established.
11.4  Interest is recognised on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.
12. DIVIDENDS DECLARED
Dividends proposed and the related taxation thereon are recognised only when the dividends are declared.
INCOME STATEMENT
For the year ended 30 June 2003
Figures in millions unless otherwise stated
South African Rand
Notes
2003
¯
¯
¯
¯
¯
2002 2001
Turnover 1
9 231.5
8 756.1 6 475.1
Cost of sales 2
(6 768.5)
(5 787.3) (5 423.3)
Net operating profit
2 463.0
2 968.8 1 051.8
Investment income 3
76.9
40.3 54.7
Finance expense 4
(34.9)
(44.5) (48.8)
Legal cost Oberholzer irrigation mining water dispute
(9.9) (8.8)
Impairment of mining assets
(2 056.9)
Retirement of post-retirement health care obligations
(23.8)
Other (expenses)/income
(55.8)
12.0 48.9
Profit/(loss) before taxation 5
2 425.4
2 966.7 (959.1)
Mining and income tax 6
(843.6)
(792.4) 152.2
Net earnings/(loss)
1 581.8
2 174.3 (806.9)
The accompanying notes form an integral part of the financial information.

BALANCE SHEET
For the year ended 30 June 2003
Figures in millions unless otherwise stated
South African Rand
Notes
2003
2002 2001
ASSETS
Non-current assets
8 548.1
7 373.2
¯ ¯
6 754.6
Property, plant and equipment 7
9 196.9
8 359.8 7 764.5
Investment in associate 8
11.1
Investments and loans 9
(934.9)
(1 204.9) (1 167.6)
Non-current asset 10
275.0
218.3 157.7
Current assets
609.0
808.9 445.9
Inventories 11
61.4
103.7 65.5
Accounts receivable 12
528.5
402.0 415.1
Cash and cash equivalents
19.1
303.2 (34.7)
Total assets
9 157.1
8 182.1 7 200.5
EQUITY AND LIABILITIES
Shareholders' equity per statement
4 414.9
3 803.1 3 437.8
Non-current liabilities
3 371.7
3 162.9 2 994.3
Deferred taxation 13
2 875.5
2 545.4 2 399.2
Long-term provisions 14
496.2
617.5 595.1
Current liabilities
1 370.5
1 216.1 768.4
Accounts payable 15
818.3
554.8 551.8
Provisions 16
240.8
221.9 224.6
Taxation
311.4
439.4 (8.0)
Total equity and liabilities
9 157.1
8 182.1 7 200.5
The accompanying notes form an integral part of the financial information.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the year ended 30 June 2003
Figures in millions unless otherwise stated
South African Rand
2003
2002 2001
Equity
Retained
Total
income
Balance at 30 June 2000 3 821.7 930.6 4 752.3
Reduction in share capital* (7.6) (7.6)
Net loss
¯
¯
¯
¯
¯
¯
(806.9) (806.9)
Dividends paid (500.0) (500.0)
Balance at 30 June 2001 3 814.1 (376.3) 3 437.8
Net earnings 2 174.3 2 174.3
Dividends paid (1 809.0) (1 809.0)
Balance 30 June 2002 3 814.1 (11.0) 3 803.1
Net earnings 1 581.8 1 581.8
Dividends paid (970.0) (970.0)
Balance 30 June 2003 3 814.1 600.8 4 414.9
The accompanying notes form an integral part of the financial information.
* The reduction in share capital relates to A and B shares cancelled in Oryx Gold Holdings Limited.

CASH FLOW STATEMENT
For the year ended 30 June 2003
Figures in millions unless otherwise stated
South African Rand
Notes
2003
2002 2001
Cash flows from operating activities
Cash generated by operations 17
2 985.0
3 425.4 1 540.1
Investment and interest income
40.2
23.9 41.8
¯
Change in working capital 18
198.2
(24.8) (56.8)
Cash generated by operating activities
3 223.4
3 424.5 1 525.1
Interest paid
(7.9) (2.1)
Taxation paid 19
(641.5)
(198.8) (144.1)
2 581.9
3 217.8 1 378.9
Dividends paid 20
(970.0)
(1 809.0) (500.0)
Net cash flow from operating activities
1 611.9
1 408.8 878.9
Cash flows from investing activities
(1 605.7)
(1 108.6) (993.7)
Additions to property, plant and equipment
(1 376.0)
(1 034.9) (954.1)
Proceeds on disposal of property, plant and equipment
9.1
5.3 9.3
Environmental trust fund and rehabilitation payments
(34.6)
(59.0) (34.8)
Post-retirement health care payments
(205.1)
(19.7) (25.4)
Proceeds on disposal of investments
0.9
(0.4) 11.3
Cash flows from financing activities
(290.3)
37.7 (166.7)
Long and short-term loans (repaid)/received
(290.3)
37.7 (166.7)
Net cash (utilised)/generated
(284.1)
337.9 (281.5)
Cash and cash equivalents at the beginning of the year
303.2
(34.7) 246.8
Cash and cash equivalents at the end of the year
19.1
303.2 (34.7)
The accompanying notes form an integral part of the financial information.

NOTES TO FINANCIAL STATEMENTS
For the year ended 30 June 2003
Figures in millions unless otherwise stated
South African Rand
2003
2002 2001
1.
TURNOVER
Turnover from mining operations
Spot sales
9 231.5
8 756.1 6 475.1
9 231.5
8 756.1 6 475.1
¯
¯
¯
¯
¯
¯
¯
2.
COST OF SALES
Working costs
6 190.3
5 395.2 5 010.1
Gold inventory change
42.6
(42.6)
Amortisation and depreciation
535.6
434.7 413.2
6 768.5
5 787.3 5 423.3
3.
INVESTMENT INCOME
Dividends received
2.0 5.3
Interest received
40.2
21.9 36.5
Interest received on environmental rehabilitation trust fund
27.6
16.4 12.9
Profit from associate after taxation
9.1
76.9
40.3 54.7
4.
FINANCE EXPENSE
Interest paid
7.9 2.1
Environmental rehabilitation interest charge
9.9
9.5 13.1
Post-retirement health care interest charge
25.0
27.1 33.6
34.9
44.5 48.8
5.
INCLUDED IN PROFIT/(LOSS) BEFORE TAXATION ARE THE FOLLOWING:
Expenses
Auditors' remuneration
audit fee
0.9
0.8 0.7
Environmental rehabilitation inflation adjustment
25.8
20.3 17.9
6.
MINING AND INCOME TAX
The components of mining and income tax are the following:
South African taxation
mining tax
(497.8)
(636.1) (55.7)
non-mining tax
(15.7)
(5.8) (5.4)
prior year adjustment
(4.3) 1.4
deferred normal
(330.1)
(146.2) (215.3)
deferred impairment of assets
427.2
(843.6)
(792.4) 152.2

NOTES TO FINANCIAL STATEMENTS (continued)
For the year ended 30 June 2003
Figures in millions unless otherwise stated
South African Rand
2003
2002 2001
South African mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate of 38 per cent. Deferred tax is provided at the estimated effective mining tax rate on temporary differences. Major items causing the group's income tax provision to differ from the maximum statutory mining tax rate of 46 per cent were:
Tax on profit before taxation at maximum mining statutory tax rate
(1 112.8)
(1 365.7) 436.6
Rate adjustment to reflect estimated effective mining tax rate in South Africa
40.8 45.8 79.1
South African mining tax formula rate adjustment
166.9
164.2 (114.3)
Net non taxable income and non deductible expenditure
128.5
Deferred tax benefit utilised on lifting of Free State ring fencing
284.9 (284.9)
Other
61.5
78.4 (92.8)
Income and mining tax
(843.6)
(792.4)
¯
¯
¯
¯
¯
152.2
South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations.
South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Depreciation is ignored for the purpose of calculating South African mining taxation.
The formula for determining South African mining tax is:
Y = 46 230/X
where Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.
6.1
Non-mining income of South African mining operations consists primarily of interest received and is taxed at a rate of 38 per cent.
6.2
South African company tax, for non-mining companies included for illustrative purposes in GFI-SA, is determined at a rate of 30 per cent.
6.3
Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the book and tax values of assets and liabilities.
6.4
At 30 June 2003 legal entities comprising GFI-SA for illustrative purposes had the following amounts available for set-off against the future income:
unredeemed capital expenditure at St Helena Gold Mines Limited of R1 479.4 million (2002: R1 643.1 million, 2001: R1 984.9 million) at the Beatrix mine tax entity.
estimated and assessed tax losses St Helena Gold Mines Limited of Rnil (2002: Rnil, 2001: R156.0 million) at the Beatrix mine tax entity.

NOTES TO FINANCIAL STATEMENTS (continued)
For the year ended 30 June 2003
Figures in millions unless otherwise stated
South African Rand
2003
2002 2001
7.
PROPERTY, PLANT AND EQUIPMENT
Cost
Balance at beginning of the year
15 653.5
14 629.1 13 593.0
Additions
1 376.0
1 034.9 1 051.7
¯
¯ ¯
¯
¯ ¯
Disposals
(8.4)
(10.5) (15.6)
Balance at end of the year
17 021.1
15 653.5 14 629.1
Accumulated depreciation
Balance at beginning of the year
7 293.7
6 864.6 4 400.8
Disposals
(5.1)
(5.6) (6.3)
Impairment charge
2 056.9
Charge for the year
535.6
434.7 413.2
Balance at end of the year
7 824.2
7 293.7 6 864.6
Carrying value at end of the year
9 196.9
8 359.8 7 764.5
7.1 Mine development and infrastructure
Cost
Balance at beginning of the year
14 986.5
14 009.1 13 106.9
Additions
1 222.0
984.8 909.4
Disposals
(5.3)
(7.4) (7.2)
Balance at end of the year
16 203.2
14 986.5 14 009.1
Accumulated depreciation
Balance at beginning of the year
6 842.8
6 455.4 4 314.0
Disposals
(4.5)
(4.9) (3.0)
Impairment charge
1 764.4
Charge for the year
493.4
392.3 380.0
Balance at end of the year
7 331.7
6 842.8 6 455.4
Carrying value at end of the year
8 871.5
8 143.7 7 553.7
7.2 Land, mineral rights and rehabilitation assets
Cost
Balance at beginning of the year
667.0
620.0 486.1
Additions
154.0
50.1 142.3
Disposals
(3.1)
(3.1) (8.4)
Balance at end of the year
817.9
667.0 620.0
Accumulated depreciation
Balance at beginning of the year
450.9
409.2 86.8
Disposals
(0.6)
(0.7) (3.3)
Impairment charge
292.5
Charge for the year
42.2
42.4 33.2
Balance at end of the year
492.5
450.9 409.2
Carrying value at end of the year
325.4
216.1 210.8

NOTES TO FINANCIAL STATEMENTS (continued)
For the year ended 30 June 2003
Figures in millions unless otherwise stated
South African Rand
2003
2002 2001
8.
INVESTMENT IN ASSOCIATE
GFI-SA has a 33.1 per cent interest in Rand Refinery Limited, which is involved in the refining of bullion and by-products which are sourced inter alia from South Africa and foreign gold producing mining companies. The investment has been equity accounted as from 1 July 2002.
Investment in associate consists of:
Unlisted shares at cost
19.4
Profit after taxation (Refer note 3)
9.1
¯                      ¯
¯                      ¯
¯                      ¯
¯                      ¯
¯                      ¯
¯                      ¯
¯                      ¯
¯                      ¯
¯                      ¯
¯                      ¯
¯                      ¯
¯                      ¯
¯                      ¯
¯                      ¯
¯                      ¯
Dividends
(17.4)
Total investment in associate
11.1
Fair value of unlisted associate
71.9
The group's effective share of balance sheet items in its associate is as follows:
Non-current assets
51.1
Current assets
41.0
Total assets
92.1
Non-current liabilities
4.4
Current liabilities
15.8
Total equity and liabilities
20.2
Net assets
71.9
Reconciliation of the total investment in associate with net assets:
Net assets
71.9
Negative goodwill
(60.8)
Carrying value
11.1
9.
INVESTMENTS AND LOANS
Book value unlisted
11.5
31.8 31.4
Total unlisted investments
11.5
31.8 31.4
Loans received
(946.4)
(1 236.7) (1 199.0)
Total investments and loans
(934.9)
(1 204.9) (1 167.6)
10. NON-CURRENT ASSET
Gold Fields Mining Environmental Trust Fund
Balance at beginning of the year
218.3
157.7 112.7
Contributions made during the year
29.1
44.2 32.1
Interest earned during the year
27.6
16.4 12.9
Balance at end of the year
275.0
218.3 157.7

NOTES TO FINANCIAL STATEMENTS (continued)
For the year ended 30 June 2003
Figures in millions unless otherwise stated
South African Rand
2003
2002 2001
The future realisation of this asset is intended to fund environmental rehabilitation obligations of GFI-SA's South African mines. Whilst this asset is under GFI-SA's control, it is not available for the general purpose of GFI-SA. All income from this asset is re-invested or spent to meet these obligations. These obligations are included in environmental rehabilitation costs under long-term provisions. (Refer note 14.2)
11. INVENTORIES
Bullion on hand
42.6
Consumable stores
61.4
¯ ¯
¯ ¯
¯
¯ ¯
¯
61.1 65.6
61.4
103.7 65.6
12. ACCOUNTS RECEIVABLE
Gold sale trade receivables
196.4
157.7 245.5
Other trade receivables
119.9
63.3 50.2
Inter-company receivables
92.2
67.1 17.5
Pre-paid expenses
32.2
22.7
Refund due from Rand Mutual
39.3 31.5
Value added tax
87.8
74.6 47.7
528.5
402.0 415.1
13. DEFERRED TAXATION
The detailed components of the net deferred taxation liability which results from the differences between the amounts of assets and liabilities recognized for financial reporting and taxation purposes in different accounting periods are:
Deferred taxation liabilities
Mining assets
3 720.2
3 440.5 3 093.1
Investment in environmental trust fund
117.1
77.3 69.3
Inventories
1.0
Other
12.6 0.2
Gross deferred taxation liabilities
3 837.3
3 531.4 3 162.6
Deferred taxation assets
Provisions
(370.1)
(328.8) (179.0)
Tax losses
(62.4)
Unredeemed capital expenditure
(591.7)
(657.2) (522.0)
Net deferred taxation liabilities
2 875.5
2 545.4 2 399.2
Balance at beginning of the year
2 545.4
2 399.2 2 611.1
Transferred through the income statement
330.1
146.2 (211.9)
Balance at end of the year
2 875.5
2 545.4 2 399.2

NOTES TO FINANCIAL STATEMENTS (continued)
For the year ended 30 June 2003
Figures in millions unless otherwise stated
South African Rand
2003
2002 2001
14. LONG-TERM PROVISIONS
14.1 Post-retirement health care costs
GFI-SA has certain liabilities to subsidise the contributions payable by certain pensioners and dependants of ex employees on a pay-as-you-go basis. In June 2003 approximately 61 per cent of these pensioners and dependants were bought out of the scheme at a 15 per cent premium to the latest actuarial valuation. This remaining obligation was actuarially valued at 30 June 2003 and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.
The following table sets forth the funded status and amounts recognised by GFI-SA for post-retirement health care costs:
Actuarial present value
66.2
217.7 210.3
Accumulated benefit obligation in excess of plan assets
66.2
217.7 210.3
Post-retirement health care liability
66.2
217.7 210.3
Benefit obligation reconciliation
Balance at beginning of the year
217.7
210.3 202.1
Reclassification
4.8
Interest charge
25.0
27.1 33.6
Payments during the year
(18.7)
(19.7) (25.4)
¯                         ¯
¯                         ¯
¯                         ¯
Premium on buyout of pensioners and dependants
23.8
June buyout of pensioners and dependants
(186.4)
Balance at end of the year
66.2
217.7 210.3
The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 11 per cent per annum and a discount rate of 13 per cent per annum. Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plans.
A one percentage point increase in assumed health care trend rates would have increased interest cost for 2003 by R2.9 million (8 per cent) (2002: R5.9 million (15.3 per cent)). The effect of this change on the accumulated post- retirement health care benefit obligation at 30 June 2003 would have been an increase of R8.9 million (9.8 per cent) (2002: R33.3 million (12.8 per cent)).

NOTES TO FINANCIAL STATEMENTS (continued)
For the year ended 30 June 2003
Figures in millions unless otherwise stated
South African Rand
2003
2002 2001
A one percentage point decrease in assumed health care trend rates would have decreased interest cost for 2003 by R2.6 million (7.2 per cent) (2002: R4.9 million (12.4 per cent)). The effect of this change on the accumulated post- retirement health care benefit obligation at 30 June 2003 would have been a decrease of R7.6 million (8.4 per cent) (2002: R27.6 million (10.6 per cent)).
14.2 Environmental rehabilitation costs
Balance at beginning of the year
399.8
384.8 258.9
Change in discount rate
97.6
Inflation charge
25.8
20.3 17.9
Interest charge
9.9
9.5 13.1
Payments against provision
¯                         ¯
(5.5)
(14.8) (2.7)
Balance at end of the year
430.0
399.8 384.8
GFI-SA contributes to a dedicated environmental rehabilitation trust fund to provide for the estimated cost of rehabilitation at the end of the mines' lives. At 30 June 2003 the balance in this fund was R275.0 million (2002: R218.3 million, 2001: R157.7 million). (Refer note 10).
The expected timing of the cash outflows in respect of the provision is on the closure of the various mining operations.
Total long-term provisions
496.2
617.5 595.1
15. ACCOUNTS PAYABLE
Trade creditors
232.0
214.0 231.1
Inter-company creditors
116.2
8.3 32.2
Accruals and other creditors
470.1
332.5 288.5
818.3
554.8 551.8
16. PROVISIONS
Leave pay provision
Balance at beginning of the year
221.9
224.6 213.3
Leave taken and encashed during the year
(213.7)
(217.6) (200.2)
Increase in provision
232.6
214.9 211.5
Balance at end of the year
240.8
221.9 224.6

NOTES TO FINANCIAL STATEMENTS (continued)
For the year ended 30 June 2003
Figures in millions unless otherwise stated
South African Rand
2003
2002 2001
17. CASH GENERATED BY OPERATIONS
Net earnings/(loss)
1 581.8
2 174.3 (806.9)
Taxation
843.6
792.4 (152.2)
Interest paid
¯                         ¯
¯
¯
¯                         ¯
7.9 2.1
Investment income
(40.2)
(23.9) (41.8)
Dividends received
(2.0) (5.3)
Interest received
(40.2)
(21.9) (36.5)
Earnings before tax, interest and investment income
2 385.2
2 950.7 (998.8)
Non-cash items:
599.8
474.7 2 538.9
Amortisation and depreciation
535.6
434.7 413.2
Interest adjustment to post-retirement health care liability
25.0
27.1 33.6
Inflation adjustment to rehabilitation liability
25.8
20.3 17.9
Interest adjustment to rehabilitation liability
9.9
9.5 13.1
Profit on disposal of property, plant and equipment
(5.8)
(0.5)
Impairment of assets
2 056.9
Interest received on Environmental Trust Fund
(27.6)
(16.4) (12.9)
Retirement of health care obligations
23.8
Other
13.1
17.1
Total cash generated by operations
2 985.0
3 425.4 1 540.1
18. CHANGE IN WORKING CAPITAL
Inventories
42.3
(38.2) 12.3
Accounts receivable
(126.5)
13.1 (148.2)
Accounts payable
282.4
0.3 79.1
198.2
(24.8) (56.8)
19. TAX PAID
Amount owing at beginning of the year
(439.4)
8.0 (76.4)
SA current taxation
(513.5)
(646.2) (59.7)
Amount owing at the end of the year
311.4
439.4 (8.0)
(641.5)
(198.8) (144.1)
20. DIVIDENDS PAID
Dividends per statement of changes in equity
(970.0)
(1 809.0) (500.0)
(970.0)
(1 809.0) (500.0)
21. RETIREMENT BENEFITS
All employees are members of various defined contribution retirement schemes.
Contributions to the various retirement schemes are fully expensed during the year in which they are incurred. The cost of providing retirement benefits for the year amounted to R241.3 million (2002: R223.9 million, 2001: R182.8 million).

NOTES TO FINANCIAL STATEMENTS (continued)
For the year ended 30 June 2003
Figures in millions unless otherwise stated
South African Rand
2003
2002 2001
22. COMMITMENTS
Capital expenditure
   authorised
3 005.7
2 987.7 2 411.0
   contracted for
¯
¯
251.5
129.5 147.3
Other guarantees
12.3
12.6 12.6
Commitments will be funded from internal sources and to the
extent necessary from borrowings.
23. RISK MANAGEMENT ACTIVITIES
In the normal course of its operations, the company is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the company has developed a comprehensive risk management process to facilitate control and monitoring of these risks.
Concentration of credit risk
GFI-SA's financial instruments do not represent a concentration of credit risk as GFI-SA deals with a number of major banks. Accounts receivable are regularly monitored and assessed and where necessary an adequate level of provision is maintained. A formal process of allocating counterparty exposure and prudential limits is applied under the supervision of GFI-SA's executive committee. No marginal facilities are engaged.
Foreign currency and commodity price risk
In the normal course of business GFI-SA enters into transactions for the sale of its gold, denominated in US dollars. GFI-SA does not have a general policy of hedging these exposures. GFI-SA does not hedge its exposure to gold price fluctuation risk and sells at market spot prices.
Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short-term investment and financing activities, giving rise to interest rate risk. GFI-SA does not currently hedge its exposure to interest rate risk. In the ordinary course of business, GFI-SA receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with quality financial institutions.
Uncommitted borrowing facilities are maintained with several banking counterparties to meet GFI-SA's normal and contingency funding requirements.

NOTES TO FINANCIAL STATEMENTS (continued)
For the year ended 30 June 2003
Figures in millions unless otherwise stated
24. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in an arms-length transaction between willing parties. The estimated values of GFI-SA's financial instruments are:
30 June 2003
30 June 2002 30 June 2001
Carrying
Fair
Carrying Fair Carrying Fair
Amount
value
amount value amount value
Financial assets
Cash and cash
equivalents
19.1
19.1
303.2 303.2 (34.7) (34.7)
Accounts receivable
528.5
528.5
402.0 402.0 415.1 415.1
Investments
(934.8)
(934.8)
(1 204.9) (1 204.9) (1 167.6) (1 167.6)
Non-current asset
275.0
275.0
218.3 218.3 157.7 157.7
Financial liabilities
Accounts payable
818.3
818.3
554.8 554.8 551.8 551.8
The following methods and assumptions were used to estimate the fair value of each class of financial instrument.
Accounts receivable, accounts payable and cash and cash equivalents
The carrying amounts approximate fair values due to the short maturity of these instruments.
Investments and non-current asset and long-term liabilities
The carrying amount of these instruments approximates fair value due to the nature of the instruments.
25. RELATED PARTIES
None of the respective directors, officers or major shareholders of GFI-SA or of Gold Fields Limited or, to the knowledge of GFI-SA or of Gold Fields Limited, their respective families, had any interest, direct or indirect, in any transaction during the last three fiscal years or in any proposed transaction which has affected or will materially affect GFI-SA, Gold Fields Limited or their investment interests or subsidiaries, other than as stated below.
Michael J. Prinsloo, executive vice president, South African operations sits on the board of and owns 40 per cent of Pro-Drilling & Mining (Proprietary) Limited., or Pro-Drilling, a privately held drilling company. Pro-Drilling has a contract with Driefontein Consolidated (Proprietary) Limited to provide labour, equipment and materials for diamond drilling and core recovery at the Driefontein operation. The contract is valid until terminated upon one month's written notice by either party. A member of the Gold Fields Limited group was employing Pro-Drilling prior to Mr Prinsloo's joining Gold Fields Limited. During 2003 a total of approximately R1.6 million (2002: R1.3 million) (2001: R0.6 million) was paid to Pro-Drilling. GFI-SA expects that the contract with Pro-Drilling will continue during F2004 on similar terms.
GFL Mining Services Limited has agreements with Rand Refinery Limited, in which GFI-SA will, following the implementation of the reorganisation agreement hold a 33.1 percent interest, providing for the refining of substantially all of GFI-SA's gold production by Rand Refinery Limited and for GFL Mining Services Limited to act as agent for Rand Refinery Limited to sell up to 50 per cent of GFI-SA's production.
Nicholas J. Holland, who is the chief financial officer and a director of Gold Fields Limited, the ultimate holding company of GFI-SA, has been a director of Rand Refinery Limited since 12 July 2000. As a director of GFL Mining Services Limited, which is a wholly-owned subsidiary of Gold Fields Limited, Mr Holland has declared his interest in the contract between Rand Refinery Limited and GFL Mining Services Limited, pursuant to South African requirements, and has not participated in the decision of Rand Refinery Limited to enter into the agreement with either of GFL Mining Services Limited or Gold Fields Ghana Limited. Mr Holland signed the agreement with Rand Refinery Limited on behalf of GFL Mining Services Limited.

NOTES TO FINANCIAL STATEMENTS (continued)
For the year ended 30 June 2003
Tokyo M.G. Sexwale and Bernard R. van Rooyen, non-executive directors of Gold Fields Limited, are, respectively, the chairman of the board and a director of Mvelaphanda Resources Limited, or Mvela. On 10 July 2002 Gold Fields Limited announced that it had granted Mvela participation rights of a minimum of 5 per cent and a maximum of 15 per cent in any new Gold Fields Limited's precious metals exploration projects in Africa, beginning 1 March 2002. In consideration for entering into the agreement Mvela issued to GFL Mining Services Limited options to subscribe for linked units in Mvela, (consisting of one ordinary share and one unsecured debenture per linked unit), at a 10 per cent premium to the five-day weighted average trading price on the JSE Securities Exchange South Africa, to the value of R10 million. Thereafter, each year Mvela will issue to GFL Mining Services Limited additional tranches of options to subscribe for linked units at a 10% premium to the five-day weighted average trading price on the JSE Securities Exchange, with a value equal to half of the amount spent by Gold Fields Limited on the precious metals exploration projects covered by the agreement between the parties during that year.
The term of the agreement is five years. This transaction was approved by Mvela shareholders on 21 August 2002. In addition, Mvela will be obliged to pay for its proportional share of the costs of any exploration project it elects to participate in.
Gold Fields Limited believes that the above transactions with related parties have been conducted on terms at least as favourable to it as arm's length terms.
None of the directors or officers of Gold Fields Limited or any associate of such director or officer is currently or has at any time during the past two fiscal years been indebted to Gold Fields Limited.
26. SUBSEQUENT EVENTS
Disposal of mineral rights to AngloGold Limited
On 18 September 2003, Gold Fields Limited and AngloGold Limited announced that they had reached agreement on the disposal by Gold Fields Limited of certain mineral rights at its Driefontein operation to AngloGold Limited for R315 million in cash.

Annexure 5
Gold Fields' resource and reserve statement
An extract of Gold Fields' Resource and Reserve Statement for the South African operations for the year ended June 2003 is set out below:
Resource
Reserve
Mill tons
Grade
Gold
Mill tons
Grade
Gold
(Mt)
(g/t)
(000oz)
(Mt)
(g/t)
(000oz)
Driefontein
Measured 56.7 11.7 21 396 Proved 25.4 8.2 6 684
Indicated (AI) 35.4 13.2 15 020 Probable (AI) 30.7 9.0 8 860
Indicated (BI) 42.9 11.4 15 708 Probable (BI) 39.2 8.8 11 066
Total underground 135.0 12.0 52 124 Total underground 95.3 8.7 26 610
Indicated surface 13.5 1.1 492 Probable surface 13.5 1.1 492
Grand total (surface
Grand total (surface
and underground)
148.5
11.0
52 616
and underground)
108.8
7.7
27 102
Kloof
Measured 61.1 14.9 29 349 Proved 31.8 9.0 9 239
Indicated (AI) 54.5 10.9 19 165 Probable (AI) 26.2 7.5 6 343
Indicated (BI) 61.9 19.0 37 866 Probable (BI) 39.9 11.9 15 205
Total underground 177.5 15.1 86 380 Total underground 97.9 9.8 30 787
Indicated surface 30.4 0.6 599 Probable surface 8.1 1.2 305
Grand total (surface
Grand total (surface
and underground)
207.9
13.0
86 979
and underground)
106.0
9.1
31 092
Beatrix
Measured 21.3 6.8 4 650 Proved 19.9 5.7 3 623
Indicated (AI) 65.9 6.2 13 136 Probable (AI) 51.4 4.9 8 130
Indicated (BI) 31.6 5.0 5, Probable (BI) 2.3 4.6 336
Total underground 118.8 6.0 22 875 Total underground 73.6 5.1 12 089
Indicated surface 13.6 0.4 194 Probable surface 3.6 0.8 97
Grand total (surface
Grand total (surface
and underground)
132.4
5.4
23 069
and underground)
77.2
4.9
12 186
Total South African
operations
488.8
10.4
162 664
292.0
7.5
70 380
Mineral Reserve sensitivity
Sensitivity of Mineral Reserves at Gold Fields' South African and International operations is shown at different gold prices. South African operations specifically exclude surface Mineral Reserves while the International operations specifically include surface operational stockpiles.

US$300/oz
US$325/oz
US$350/oz
US$375/oz
Operation
Tons
Grade
Gold
Tons
Grade
Gold
Tons
Grade
Gold
Tons
Grade
Gold
(Mt)
(g/t)
('000 oz)
(Mt)
(g/t)
('000 oz)
(Mt)
(g/t)
('000 oz)
(Mt)
(g/t)
('000 oz)
Driefontein
89.2
9.0
25 674
95.3
8.7
26 610
115.1
8.1
29 819
129.1
7.7
31 774
Kloof
79.3
10.9
27 847
97.9
9.8
30 787
109.0
9.6
33 548
141.8
8.6
39 213
Beatrix
41.3
5.6
7 385
73.6
5.1
12 089
97.8
4.7
14 865
116.9
4.5
17 005
Operating costs
The following table sets out for each operation and the group, total ounces produced, total cash costs and total production costs for the years ended 30 June 2002 and 2003.
Year ended 30 June 2003                                            Year ended 30 June 2002
Gold
Total
Total Total
Total
Gold
Total
Total
Total
Total
produc-
cash
production
cash
production
produc-
cash
production
cash
production
tion
costs
costs
costs
costs
tion
costs
costs
costs
costs
('000 oz)
(US$/0z)
(US$/0z)
(R/kg)
(R/kg)
('000 oz)
(US$/0z)
(US$/0z)
(R/kg)
(R/kg)
Driefontein
1 238
202
223
58 841
65 021
1 326
158
176
51 153
56 965
Kloof
(1)
1 140
215
238
62 757
69 265
1 101
179
192
57 833
62 055
Free State
Beatrix
659
229
245
66 907
71 354
655
173
185
55 894
59 798
St Helena
44
259
259
83 800
83 873
116
257
257
83 172
83 283
Total SA operations
3 081
214
234
62 342
68 190
3 198
172
186
55 565
60 234
(1).
Includes 74 600 ounces of gold production at Kloof 4 shaft, capitalized F2002.

Annexure 6
Share price history of Gold Fields
Quarterly info
Average
High
Low
Close
Volume
2001
March 3 450 2 375 3 120 872 214
June 4 000 3 070 3 625 838 257
September 4 090 3 160 4 070 876 802
December 6 650 3 990 5 750 1 360 303
2002
March 12 440 5 410 11 880 1 899 591
June 17 150 10 100 12 180 2 453 463
September 15 505 9 400 13 599 2 071 857
December 13 400 9 500 11 990 1 760 163
2003
March 13 470 7 400 8 420 1 359 204
June 10 350 6 850 8 957 1 476 128
September 11 325 8 200 9 970 1 418 814
December 10 800 8 050 9 550 1 441 818
Monthly info
Average
High
Low
Close
Volume
2003
January 13 470 11 100 11 130 1 380 064
February 11 420 9 550 10 100 1 209 937
March 10 200 7 400 8 420 1 485 525
April 8 680 6 850 7 390 1 418 063
May 9 950 7 225 9 000 1 895 945
June 10 350 8 640 8 957 1 090 482
July 9 540 8 200 8 920 1 267 947
August 10 170 8 311 10 000 1 211 940
September 11 325 9 450 9 970 1 786 582
October 10 800 9 200 9 851 1 174 050
November 9 870 8 300 8 800 1 848 654
December 9 602 8 050 9 550 1 342 914
Daily info
Average
High
Low
Close
Volume
2-Jan-04 9 700 9 500 9 560 923 573
5-Jan-04 9 499 9 260 9 409 943 276
6-Jan-04 9 800 9 260 9 540 991 829
7-Jan-04 9 575 9 350 9 528 1 201 562
8-Jan-04 9 550 9 300 9 355 850 367
9-Jan-04 9 700 9 300 9 679 1 780 348
12-Jan-04 9 950 9 620 9 944 1 318 264
13-Jan-04 10 260 9 999 10 260 1 582 607
14-Jan-04 10 300 10 020 10 100 1 263 916
15-Jan-04 10 080 9 610 9 851 1 275 244

Daily info
Average
High
Low
Close
Volume
16-Jan-04 10 099 9 700 9 800 1 022 637
19-Jan-04 9 957 9 600 9 840 435 563
20-Jan-04 10 160 9 601 9 920 1 921 613
21-Jan-04 9 850 9 600 9 670 845 938
22-Jan-04 9 975 9 651 9 760 1 000 341
23-Jan-04 9 975 9 700 9 800 654 113
26-Jan-04 9 800 9 625 9 700 188 543
27-Jan-04 9 889 9 450 9 813 752 770
28-Jan-04 9 880 9 400 9 461 1 695 175
29-Jan-04 9 515 9 051 9 201 1 708 543

Gold Fields Limited
(Incorporated in the Republic of South Africa)
(Registration number 1968/004880/06)
Share code: GFI
ISIN: ZAE000018123
("Gold Fields" or "the Company")
Notice of a general meeting of shareholders
Notice is hereby given that a general meeting of the shareholders of the Company will be held at 09:00 on Monday, 8 March 2004, at the registered office of Gold Fields, 24 St Andrews Road, Parktown, to consider and, if deemed fit, pass, with or without modification, the ordinary resolutions set out below:
1.
ORDINARY RESOLUTION NUMBER 1
"Resolved that the allotment and issue by the board of directors of GFI Mining South Africa Limited (formerly Newshelf 706 Limited) ("GFI-SA") of new ordinary shares with a par value of R1.00 each, representing 15 per cent of the issued ordinary share capital of GFI-SA, for an aggregate subscription price of R4 139 million, to Mvelaphanda Gold (Proprietary) Limited ("Mvela Gold"), in terms of the specific issue of shares for cash, details of which are reflected in the circular to which this notice is attached and in accordance with section 5.51(g) of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), be and is hereby approved."
In terms of Section 5.51(g) of the JSE Listings Requirements, the approval of a 75 per cent majority of the votes cast by all shareholders present or represented by proxy at the general meeting, excluding, if applicable, any parties and their associates participating in the specific issue, is required for this resolution to be effective.
2.
ORDINARY RESOLUTION NUMBER 2
"Resolved that the board of directors of the Company be and is hereby authorised, by way of a specific authority in terms of Section 221 of the Companies Act 1973 (Act 61 of 1973) (the "Companies Act"), to allot and issue new ordinary shares with a par value of 50 cents each in the share capital of the Company to Mvela Gold or to Micawber 325 (Proprietary) Limited ("Mezz SPV") or to the Mezzanine Financiers (as defined in the circular to which this notice of general meeting is attached), as the case may be, if ordinary shares in GFI-SA equivalent to 15 per cent of the issued share capital of GFI-SA are sold to the Company pursuant to the Company exercising its right of call in respect of such shares or pursuant to Mvela Gold or Mezz SPV or the Mezzanine Financiers, as the case may be, exercising the right to put such shares to the Company, details of which are reflected in the circular to which this notice is attached."
3.
ORDINARY RESOLUTION NUMBER 3
"Resolved that any member of the board of directors of the Company be and is hereby authorised to sign all such documents and do all such things as may be necessary for or incidental to the implementation of ordinary resolutions number 1 and 2 including exercising their votes at any general meeting of GFI-SA in favour of any resolution specifically authorising the allotment and issue of new ordinary shares in GFI-SA to Mvela Gold or to Mezz SPV or to the Mezzanine Financiers, as the case may be, in terms of Section 221 of the Companies Act."

VOTING AND PROXIES
Each shareholder of the Company who, being an individual, is present in person or by proxy, or being a company, is represented at the general meeting, is entitled to one vote on a show of hands. On a poll, each shareholder present in person or by proxy or represented shall have one vote for every share held by such shareholder. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend, speak and vote in his stead. A proxy need not be a shareholder of the Company.
Certificated shareholders and own name dematerialised shareholders who are unable to attend the general meeting but wish to be represented thereat must complete and return the attached form of proxy (blue) to the transfer secretaries of the Company, Computershare Limited, in the Republic of South Africa, or Capita Registrars, in the United Kingdom, to reach them by not later than 09:00 on Friday, 5 March 2004. The completion of a form of proxy will not preclude a shareholder from attending, speaking and voting at the general meeting to the exclusion of the proxy so appointed.
Dematerialised shareholders who wish to attend the general meeting must request their CSDP or broker to provide them with a Letter of Representation or must instruct their CSDP or broker to vote by proxy on their behalf in terms of the agreement entered into between such shareholder and its CSDP or broker.
Gold Fields Limited
C FARREL
Corporate Secretary
14 February 2004

Gold Fields Limited
(Incorporated in the Republic of South Africa)
(Registration number 1968/004880/06)
Share code: GFI
ISIN: ZAE000018123
("Gold Fields" or "the Company")
Form of proxy for use by certificated and "own name" dematerialised shareholders only
For use by certificated and "own name" dematerialised shareholders of Gold Fields ("shareholders") at a general meeting of the Company to be held at 24 St Andrews Road, Parktown, Johannesburg at 09:00 on Monday, 8 March 2004 ("the general meeting").
I/We
(NAME IN BLOCK LETTERS)
being the holder/s of shares in the Company, do hereby appoint
1. or failing him,
2. or failing him,
the chairman of the general meeting
as my/our proxy to act for me/us and on my/our behalf at the general meeting which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at any adjournment thereof, and to vote for or against the resolutions and/or abstain from voting in respect of the shares registered in my/our name/s, in accordance with the following instructions (see note 2):
Number of votes on a poll (one vote per share)
Against
Abstain
For
Ordinary resolution number 1
(Regarding issue of shares to Mvela Gold)
Ordinary resolution number 2
(Authorising directors to implement share exchange)
Ordinary resolution number 3
(Authorising directors to perform necessary acts to
give effect to resolutions numbers 1 and 2)
Signed at on 2004
Signature
Assisted by me (where applicable)
(Note: A shareholder entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote in his stead. Such proxy need not also be a shareholder of the Company.)
Please read the notes on the reverse side hereof.

NOTES:
1.
A certificated or "own name" dematerialised shareholder may insert the name of a proxy or the names of two alternatives proxies of the certificated or "own name" dematerialised shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting", but any such deletion must be initialled by the certificated or "own name" dematerialised shareholder. The person whose name appears first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
2.
A certificated or "own name" dematerialised shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he deems fit in respect of all the certificated shareholder's votes exercisable thereat. A certificated or "own name" dematerialised shareholder or his proxy is not obligated to use all the votes exercisable by the shareholder or by his proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the certificated or "own name" dematerialised shareholder or by his proxy.
3.
This duly completed form of proxy must be received by the Company's transfer secretaries, Computershare Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) or Capita Registrars, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU, England.
4.
The completion and lodging of this form of proxy will not preclude the relevant certificated or "own name" dematerialised shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof.
5.
Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity must be attached to this form of proxy unless previously recorded by the Company's transfer secretaries or waived by the chairman of the general meeting.
6. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
7.
Dematerialised shareholders other than those with "own name" registration who wish to attend the general meeting must request their CSDP or broker to provide them with a Letter of Representation or they must instruct their CSDP or broker to vote by proxy on their behalf in terms of the agreement entered into between such shareholders and their CSDP or broker.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 February 2004

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
Relations and Corporate Affairs